SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2005
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     The interim financial statements, Management’s Discussion & Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: October 25, 2005		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, October 25, 2005
CPR PRODUCES SOLID EARNINGS RESULTS IN THIRD-QUARTER 2005
AS WESTERN CAPACITY EXPANSION NEARS COMPLETION
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported net income increased 15 per cent to $204 million, or $1.27 per diluted share in the third quarter of 2005, compared with $177 million, or $1.11 per diluted share in the same period of 2004.
SUMMARY OF 3RD QUARTER 2005 COMPARED WITH 3RD QUARTER 2004
Excluding foreign exchange gains on long-term debt and other specified items:
•	Diluted earnings per share grew 29 per cent to $0.84 from $0.65, driven largely by improved yield

•	Operating income grew 14 per cent to $249 million

•	Operating ratio improved 50 basis points to 77.4 per cent
Rob Ritchie, President and Chief Executive Officer of CPR, said: “CPR’s ability to execute our integrated operating plan was tested under conditions of high demand for service and limitations caused by track work to expand capacity in the west during the quarter. We met service commitments to customers and handled a third-quarter record workload while keeping the expansion on schedule and on budget.
“The combination of good service and tight capacity in a high-demand marketplace continued to generate a positive yield environment. We capitalized on this through CPR’s quality revenue growth strategy, producing a 12 per cent increase in revenue per carload.
“CPR is confident in our full-year projections going into the home stretch of 2005. Market conditions are solid and demand remains strong,” Mr. Ritchie said. “We also expect to see improved operating efficiency when our western expansion work is complete in the fourth quarter and CPR can take advantage of the new double track, longer sidings and better signal systems.”
Revenue increased to $1,105 million, a third-quarter record, from $990 million in third-quarter 2004. There were double-digit growth rates in four of CPR’s business lines, led by coal at 35 per cent and intermodal at 13 per cent.

1

Operating expenses before other specified items were $855 million in third-quarter 2005, compared with $771 million in the same period of 2004. The increase was mainly due to higher fuel and compensation and benefits costs. Fuel prices reached record highs, however, CPR recovered almost all of the increase through revenue from its surcharge mechanism, as well as hedging and fuel efficiency measures. A rapid appreciation in CPR’s share price drove up stock-based incentive compensation, a large portion of which is marked to market and accounts for almost half of the increase in compensation and benefits costs.
SUMMARY OF 1ST 9 MONTHS 2005 COMPARED WITH 1ST 9 MONTHS 2004
•	Net income up 44 per cent to $408 million, or $2.54 per diluted share, compared with $284 million, or $1.79 per diluted share

•	Excluding foreign exchange gains on long-term debt and other specified items, income grew 47 per cent to $360 million, or $2.24 per diluted share from $245 million, or $1.54 per diluted share

•	Excluding other specified items, operating income increased 26 per cent to $699 million

•	Revenue was $3,225 million, compared with $2,881 million, with growth in five of seven business lines

•	Operating expenses excluding other specified items were $2,526 million, compared with $2,326 million, with more than half the increase due to higher fuel prices

•	Operating ratio improved by 240 basis points to 78.3 per cent
OUTLOOK FOR FULL-YEAR 2005
CPR expects to increase revenue in the range of 12 per cent to 14 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to be in the range of $3.15 to $3.25, assuming oil prices averaging US$55 per barrel and an average exchange rate of $1.23 per U.S. dollar (US$0.81) for the full year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
In the third quarter of 2005, CPR had a foreign exchange gain on long-term debt of $65 million ($48 million after tax), compared with a gain of $71 million ($73 million after tax) in the same period of 2004. There was one other specified item in third-quarter 2005, as CPR booked a reduction of $34 million ($21 million after tax) to an accrual taken in fourth-quarter 2004 for environmental remediation of a property in the United States. The reduction reflected a settlement of litigation related to remediation of environmental contamination. There were no other specified items in the third quarter of 2004.

2

In the first nine months of 2005, CPR had a foreign exchange gain on long-term debt of $45 million ($27 million after tax), compared with a gain of $37 million ($39 million after tax) in the same period of 2004. Other specified items consisted of the $34-million ($21 million after tax) reduction to the accrual for environmental remediation of the property in the U.S. There were no other specified items in the first nine months of 2004.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

3

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

4

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Revenues
Freight	$1,060.8	$949.0
Other	43.9	40.7

	1,104.7	989.7

Operating expenses
Compensation and benefits	344.9	305.7
Fuel	141.9	109.0
Materials	45.4	41.1
Equipment rents	53.8	52.4
Depreciation and amortization	111.3	102.7
Purchased services and other	158.0	159.9

	855.3	770.8

Operating income before the following:	249.4	218.9

Special charge (reduction) for environmental remediation (Note 3)	(33.9)	—

Operating income	283.3	218.9

Other charges (Note 4)	6.6	8.5
Foreign exchange gains on long-term debt	(65.4)	(70.5)
Interest expense (Note 5)	50.3	54.9
Income tax expense	88.2	49.5

Net income	$203.6	$176.5

Basic earnings per share (Note 6)	$1.29	$1.11

Diluted earnings per share (Note 6)	$1.27	$1.11

See notes to interim consolidated financial statements.

5

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Revenues
Freight (Note 2)	$3,097.2	$2,761.7
Other	127.5	119.3

	3,224.7	2,881.0

Operating expenses
Compensation and benefits	998.2	932.8
Fuel	421.6	316.6
Materials	150.2	140.4
Equipment rents	157.0	171.9
Depreciation and amortization	331.5	305.0
Purchased services and other	467.0	458.8

	2,525.5	2,325.5

Operating income before the following:	699.2	555.5

Special charge (reduction) for environmental remediation (Note 3)	(33.9)	—

Operating income	733.1	555.5

Other charges (Note 4)	11.3	23.2
Foreign exchange gains on long-term debt	(45.3)	(37.2)
Interest expense (Note 5)	155.1	166.0
Income tax expense	204.5	119.8

Net income	$407.5	$283.7

Basic earnings per share (Note 6)	$2.57	$1.79

Diluted earnings per share (Note 6)	$2.54	$1.79

See notes to interim consolidated financial statements.

6

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2005	2004
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$86.6	$353.0
Accounts receivable and other current assets	543.0	434.7
Materials and supplies	162.0	134.1
Future income taxes	69.0	70.2

	860.6	992.0

Investments	57.3	96.0
Net properties	8,683.7	8,393.5
Other assets and deferred charges	1,033.1	1,018.3

Total assets	$10,634.7	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,045.3	$975.3
Income and other taxes payable	28.6	16.2
Dividends payable	23.8	21.0
Long-term debt maturing within one year	30.2	275.7

	1,127.9	1,288.2

Deferred liabilities	711.9	767.8
Long-term debt	2,974.2	3,075.3
Future income taxes	1,574.7	1,386.1

Shareholders’ equity
Share capital (Note 8)	1,116.3	1,120.6
Contributed surplus (Note 8)	238.8	300.4
Foreign currency translation adjustments	67.6	77.0
Retained income	2,823.3	2,484.4

	4,246.0	3,982.4

Total liabilities and shareholders’ equity	$10,634.7	$10,499.8

Commitments and contingencies (Note 12).
See notes to interim consolidated financial statements.

7

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$203.6	$176.5
Add (deduct) items not affecting cash:
Depreciation and amortization	111.3	102.7
Future income taxes	86.7	42.6
Special charge (reduction) for environmental remediation	(30.9)	—
Foreign exchange gains on long-term debt	(65.4)	(70.5)
Amortization of deferred charges	5.2	5.7
Restructuring payments	(16.3)	(20.2)
Other operating activities, net	(19.6)	(27.0)
Change in non-cash working capital balances related to operations	(0.7)	26.2

Cash provided by operating activities	273.9	236.0

Investing activities
Additions to properties	(232.1)	(187.6)
Other investments	0.5	(0.6)
Net proceeds from disposal of transportation properties	4.3	(7.4)

Cash used in investing activities	(227.3)	(195.6)

Financing activities
Dividends paid	(23.8)	(20.2)
Issuance of shares (Note 8)	2.0	0.1
Purchase of shares (Note 8)	(65.7)	—
Repayment of long-term debt	(4.2)	(2.5)

Cash used in financing activities	(91.7)	(22.6)

Cash position
(Decrease) increase in net cash	(45.1)	17.8
Net cash at beginning of period	131.7	305.4

Net cash at end of period	$86.6	$323.2

Net cash is defined as:
Cash and short-term investments	$86.6	$323.2

See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$407.5	$283.7
Add (deduct) items not affecting cash:
Depreciation and amortization	331.5	305.0
Future income taxes	195.6	108.2
Special charge (reduction) for environmental remediation	(30.9)	—
Foreign exchange gains on long-term debt	(45.3)	(37.2)
Amortization of deferred charges	15.2	18.6
Restructuring payments	(42.6)	(58.2)
Other operating activities, net	(40.7)	(50.2)
Change in non-cash working capital balances related to operations	(78.9)	18.1

Cash provided by operating activities	711.4	588.0

Investing activities
Additions to properties	(584.8)	(516.6)
Other investments	1.9	(3.0)
Net proceeds from disposal of transportation properties	9.8	1.2

Cash used in investing activities	(573.1)	(518.4)

Financing activities
Dividends paid	(65.8)	(60.7)
Issuance of shares (Note 8)	7.7	0.8
Purchase of shares (Note 8)	(78.3)	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(268.3)	(14.9)

Cash (used in) provided by financing activities	(404.7)	118.9
Cash position
(Decrease) increase in net cash	(266.4)	188.5
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$86.6	$323.2

Net cash is defined as:
Cash and short-term investments	$86.6	$323.2

See notes to interim consolidated financial statements.

9

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Balance, January 1	$2,484.4	$2,153.9
Net income for the period	407.5	283.7
Dividends	(68.6)	(61.5)

Balance, September 30	$2,823.3	$2,376.1

See notes to interim consolidated financial statements.

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.
2	Change in accounting estimate

During the first half of the year, the Company recorded a $23.4-million adjustment to increase revenues related to the April 1-to-December 31 period of 2004. This adjustment reflects a change in estimate as a result of a contract settlement with a customer.
3	Special charge (reduction) for environmental remediation

In the third quarter, a settlement agreement was reached with a responsible party in relation to portions of past environmental contamination at a CPR-owned property in the U.S. As a result, CPR was able to reduce accrued liabilities related to the property, and recognized a total reduction of $33.9 million to a special charge for environmental remediation recorded in 2004.
4	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2005	2004	2005	2004

Amortization of discount on accruals recorded at present value	$4.0	$4.5	$12.4	$14.2
Other exchange losses (gains)	—	5.9	(3.3)	5.5
Loss on sale of accounts receivable	0.8	0.6	2.6	2.2
Losses (gains) on non-hedging derivative instruments	0.1	(1.8)	(6.5)	(1.0)
Other	1.7	(0.7)	6.1	2.3

Total other charges	$6.6	$8.5	$11.3	$23.2

5	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2005	2004	2005	2004

Interest expense	$51.2	$56.3	$161.6	$170.0
Interest income	(0.9)	(1.4)	(6.5)	(4.0)

Total interest expense	$50.3	$54.9	$155.1	$166.0

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
6	Earnings per share

At September 30, 2005, the number of shares outstanding was 157.3 million (September 30, 2004 — 158.7 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2005	2004	2005	2004

Weighted average shares outstanding	158.1	158.7	158.6	158.7
Dilutive effect of stock options	1.9	0.3	1.7	0.3

Weighted average diluted shares outstanding	160.0	159.0	160.3	159.0

(in dollars)
Basic earnings per share	$1.29	$1.11	$2.57	$1.79
Diluted earnings per share	$1.27	$1.11	$2.54	$1.79

For the quarter ended September 30, 2005, no options (quarter ended September 30, 2004 — 102,217 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the nine months ended September 30, 2005, no options (nine months ended September 30, 2004 — 843,907 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
7	Restructuring and environmental remediation

At September 30, 2005, the provision for restructuring and environmental remediation was $379.4 million (December 31, 2004 — $448.7 million). The restructuring provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended September 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2005	Accrued(1)	Payments	of Discount	Impact	2005

Labour liability for termination plans	$252.0	0.2	(11.6)	3.3	(2.4)	$241.5
Other non-labour liabilities for exit plans	6.1	—	—	—	(0.3)	5.8

Total restructuring liability	258.1	0.2	(11.6)	3.3	(2.7)	247.3

Environmental remediation program	171.8	(30.1)	(4.7)	—	(4.9)	132.1

Total restructuring and environmental remediation liability	$429.9	(29.9)	(16.3)	3.3	(7.6)	$379.4

(1) In the third quarter, CPR established new restructuring initiatives to be completed by 2007 to reduce labour costs, primarily in administrative areas. These initiatives required the recording of a new provision of $7.4 million. In addition, a reduction of $7.2 million of previously accrued initiatives was recorded due to experience gains occurring in the third quarter. The adjustment to the environmental remediation program is largely due to a settlement agreement reached with another responsible party during the quarter (see Note 3).
Three months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$336.9	(0.9)	(12.8)	3.6	(3.9)	$322.9
Other non-labour liabilities for exit plans	8.3	0.6	(0.7)	—	(0.3)	7.9

Total restructuring liability	345.2	(0.3)	(13.5)	3.6	(4.2)	330.8

Environmental remediation program	89.8	0.2	(6.7)	—	(1.9)	81.4

Total restructuring and environmental remediation liability	$435.0	(0.1)	(20.2)	3.6	(6.1)	$412.2

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
7	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization of	Exchange	Sept. 30
	2005	Accrued(1)	Payments	Discount	Impact	2005

Labour liability for termination plans	$269.7	(1.8)	(34.5)	9.6	(1.5)	$241.5
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	(1.9)	(34.6)	9.7	(1.7)	247.3

Environmental remediation program	172.9	(30.1)	(8.0)	—	(2.7)	132.1

Total restructuring and environmental remediation liability	$448.7	(32.0)	(42.6)	9.7	(4.4)	$379.4

(1) In the third quarter, CPR established new restructuring initiatives to be completed by 2007 to reduce labour costs, primarily in administrative areas. These initiatives required the recording of a new provision of $7.4 million. In addition, a reduction of $9.3 million of previously accrued initiatives was recorded due to experience gains primarily occurring in the third quarter. The adjustment to the environmental remediation program is largely due to a settlement agreement reached with another responsible party during the third quarter (see Note 3).
Nine months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization of	Exchange	Sept. 30
	2004	Accrued	Payments	Discount	Impact	2004

Labour liability for termination plans	$358.2	(2.3)	(43.6)	12.4	(1.8)	$322.9
Other non-labour liabilities for exit plans	9.2	0.5	(1.8)	0.1	(0.1)	7.9

Total restructuring liability	367.4	(1.8)	(45.4)	12.5	(1.9)	330.8

Environmental remediation program	94.8	0.3	(12.8)	—	(0.9)	81.4

Total restructuring and environmental remediation liability	$462.2	(1.5)	(58.2)	12.5	(2.8)	$412.2

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
8	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended September 30
(in millions)	2005		2004
	Number	Amount	Number	Amount

Balance, July 1	158.6	$1,123.6	158.7	$1,118.8
Shares issued under stock option plans	0.1	2.0	—	0.1
Stock compensation expense related to shares issued under stock option plans	—	0.1	—	—
Shares repurchased	(1.4)	(9.4)	—	—

Balance, September 30	157.3	$1,116.3	158.7	$1,118.9

	For the nine months ended September 30
(in millions)	2005		2004
	Number	Amount	Number	Amount

Balance, January 1	158.8	$1,120.6	158.7	$1,118.1
Shares issued under stock option plans	0.3	7.7	—	0.8
Stock compensation expense related to shares issued under stock option plans	—	0.5	—	—
Shares repurchased	(1.8)	(12.5)	—	—

Balance, September 30	157.3	$1,116.3	158.7	$1,118.9

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
8	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended September 30
(in millions)	2005	2004

Balance, July 1	$288.9	$296.9
Stock compensation expense	2.3	1.7
Stock compensation expense related to shares issued under stock option plans	(0.1)	—
Shares repurchased	(52.3)	—

Balance, September 30	$238.8	$298.6

	For the nine months
	ended September 30
(in millions)	2005	2004

Balance, January 1	$300.4	$294.6
Stock compensation expense	7.0	4.0
Stock compensation expense related to shares issued under stock option plans	(0.5)	—
Shares repurchased	(68.1)	—

Balance, September 30	$238.8	$298.6

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6% of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital, up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the third quarter, 1,329,000 shares were purchased at an average price of $46.49 (year-to-date, 1,761,000 shares have been repurchased at an average price of $45.77).

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
9	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,548,400 options to purchase Common Shares at the weighted average price of $42.05 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 508,200 stock appreciation rights were issued at the weighted average exercise price of $42.05.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,548,400	42.05	1,741,400	32.50
Exercised	(285,148)	27.00	(57,755)	13.85
Forfeited/cancelled	(144,186)	29.21	(68,518)	22.26

Outstanding, September 30	8,871,146	$31.62	7,841,801	$29.31

Options exercisable at September 30	2,033,516	$27.25	1,284,619	$24.35

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2005	2004	2005	2004

Net income (in millions)	As reported	$203.6	$176.5	$407.5	$283.7
	Pro forma	$203.4	$175.8	$406.9	$282.1

(in dollars)
Basic earnings per share	As reported	$1.29	$1.11	$2.57	$1.79
	Pro forma	$1.29	$1.11	$2.57	$1.78

Diluted earnings per share	As reported	$1.27	$1.11	$2.54	$1.79
	Pro forma	$1.27	$1.11	$2.54	$1.78

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
9	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $10.0 million for options issued in the first nine months of 2005 (first nine months of 2004 — $9.5 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2005	2004

Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.65	$8.04

10	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended September 30, 2005, was $21.0 million (quarter ended September 30, 2004 — $14.3 million) and for the nine months ended September 30, 2005, was $62.4 million (nine months ended September 30, 2004 — $53.4 million).

11	Significant customers

During the first nine months of 2005, one customer comprised 14.8% of total revenue (first nine months of 2004 — 11.4%). At September 30, 2005, one customer represented 7.6% of total accounts receivable (September 30, 2004 — 8.1%).

18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
12	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments
At September 30, 2005, CPR had multi-year capital commitments of $693.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2005 through 2016.

Operating lease commitments
At September 30, 2005, minimum payments under operating leases were estimated at $588.7 million in aggregate, with annual payments in each of the next five years of: remainder of 2005 — $38.6 million; 2006 — $136.4 million; 2007 — $98.3 million; 2008 — $71.6 million; 2009 — $46.9 million.

Guarantees
The Company had residual value guarantees on operating lease commitments of $221.6 million at September 30, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $9.3 million.

19

				Summary of Rail Data
Third Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%

				Financial (millions, except per share data)
				Revenues
$1,060.8	$949.0	$111.8	11.8	Freight revenue	$3,097.2	$2,761.7	$335.5	12.1
				Other revenue
18.3	15.8	2.5	15.8	Other intermodal revenues	44.7	42.0	2.7	6.4
25.6	24.9	0.7	2.8	Non-freight and switching revenues	82.8	77.3	5.5	7.1

43.9	40.7	3.2	7.9	Total other revenue	127.5	119.3	8.2	6.9

1,104.7	989.7	115.0	11.6		3,224.7	2,881.0	343.7	11.9

				Expenses (1)
344.9	305.7	39.2	12.8	Compensation and benefits	998.2	932.8	65.4	7.0
141.9	109.0	32.9	30.2	Fuel	421.6	316.6	105.0	33.2
45.4	41.1	4.3	10.5	Materials	150.2	140.4	9.8	7.0
53.8	52.4	1.4	2.7	Equipment rents	157.0	171.9	(14.9)	(8.7)
111.3	102.7	8.6	8.4	Depreciation and amortization	331.5	305.0	26.5	8.7
158.0	159.9	(1.9)	(1.2)	Purchased services and other	467.0	458.8	8.2	1.8

855.3	770.8	84.5	11.0		2,525.5	2,325.5	200.0	8.6

249.4	218.9	30.5	13.9	Operating income before other specified item (2)	699.2	555.5	143.7	25.9
6.6	8.5	(1.9)	(22.4)	Other charges	11.3	23.2	(11.9)	(51.3)
50.3	54.9	(4.6)	(8.4)	Interest expense	155.1	166.0	(10.9)	(6.6)
57.6	51.7	5.9	11.4	Income tax expense before foreign exchange gains on long-term debt and other specified item (2)	173.3	121.2	52.1	43.0

134.9	103.8	31.1	30.0	Income before foreign exchange gains on long-term debt and other specified item (2)	359.5	245.1	114.4	46.7

				Foreign exchange gains on long-term debt (FX on LTD)
65.4	70.5	(5.1)	—	FX on LTD	45.3	37.2	8.1	—
(17.3)	2.2	(19.5)	—	Income tax on FX on LTD	(17.9)	1.4	(19.3)	—

48.1	72.7	(24.6)	—	FX on LTD (net of tax)	27.4	38.6	(11.2)	—
				Other specified item
33.9	—	33.9	—	Special (charge) reduction for environmental remediation	33.9	—	33.9	—
(13.3)	—	(13.3)	—	Income tax on environmental remediation	(13.3)	—	(13.3)	—

20.6	—	20.6	—	Environmental (charge) reduction (net of tax)	20.6	—	20.6	—

$203.6	$176.5	$27.1	15.4	Net income	$407.5	$283.7	$123.8	43.6

				Earnings per share (EPS)
$1.29	$1.11	$0.18	16.2	Basic earnings per share	$2.57	$1.79	$0.78	43.6
$1.27	$1.11	$0.16	14.4	Diluted earnings per share	$2.54	$1.79	$0.75	41.9

				EPS before FX on LTD and other specified item (2)
$0.85	$0.65	$0.20	30.8	Basic earnings per share	$2.27	$1.54	$0.73	47.4
$0.84	$0.65	$0.19	29.2	Diluted earnings per share	$2.24	$1.54	$0.70	45.5
158.1	158.7	(0.6)	(0.4)	Weighted average number of shares outstanding (millions)	158.6	158.7	(0.1)	(0.1)
77.4	77.9	(0.5)	—	Operating ratio before other specified item (2) (3) (%)	78.3	80.7	(2.4)	—
8.7	7.4	1.3	—	ROCE before FX on LTD and other specified item (after tax) (2) (3) (%)	8.7	7.4	1.3	—
40.7	44.8	(4.1)	—	Net debt to net debt plus equity (%)	40.7	44.8	(4.1)	—
$242.8	$210.4	$32.4	15.4	EBIT before FX on LTD and other specified item (2) (3) (millions)	$687.9	$532.3	$155.6	29.2
$354.1	$313.1	$41.0	13.1	EBITDA before FX on LTD and other specified item (2) (3) (millions)	$1,019.4	$837.3	$182.1	21.7

(1)	Before other specified item.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

20

				Summary of Rail Data (Page 2)
Third Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%

				Commodity Data

				Freight Revenues (millions)
$190.8	$171.6	$19.2	11.2	- Grain	$529.9	$468.7	$61.2	13.1
185.9	138.1	47.8	34.6	- Coal	550.2	387.6	162.6	42.0
108.3	109.5	(1.2)	(1.1)	- Sulphur and fertilizers	344.5	351.3	(6.8)	(1.9)
85.9	86.6	(0.7)	(0.8)	- Forest products	253.1	243.0	10.1	4.2
124.7	112.6	12.1	10.7	- Industrial products	357.6	321.5	36.1	11.2
67.6	67.8	(0.2)	(0.3)	- Automotive	219.2	221.9	(2.7)	(1.2)
297.6	262.8	34.8	13.2	- Intermodal (including food and consumer)	842.7	767.7	75.0	9.8

$1,060.8	$949.0	$111.8	11.8	Total Freight Revenues	$3,097.2	$2,761.7	$335.5	12.1

				Intermodal (including food and consumer)
283.9	249.2	34.7	13.9	- Intermodal	803.8	728.7	75.1	10.3
13.7	13.6	0.1	0.7	- Food and consumer	38.9	39.0	(0.1)	(0.3)

				Millions of Revenue Ton-Miles (RTM)
6,357	5,728	629	11.0	- Grain	18,654	16,992	1,662	9.8
6,238	6,392	(154)	(2.4)	- Coal	18,176	18,737	(561)	(3.0)
4,601	4,869	(268)	(5.5)	- Sulphur and fertilizers	15,480	15,674	(194)	(1.2)
2,420	2,745	(325)	(11.8)	- Forest products	7,606	7,963	(357)	(4.5)
3,613	3,587	26	0.7	- Industrial products	10,629	10,644	(15)	(0.1)
531	536	(5)	(0.9)	- Automotive	1,759	1,753	6	0.3
7,065	6,722	343	5.1	- Intermodal (including food and consumer)	21,023	20,261	762	3.8

30,825	30,579	246	0.8	Total RTMs	93,327	92,024	1,303	1.4

				Intermodal (including food and consumer)
6,738	6,367	371	5.8	- Intermodal	19,965	19,224	741	3.9
327	355	(28)	(7.9)	- Food and consumer	1,058	1,037	21	2.0

				Freight Revenue per RTM (cents)
3.00	3.00	—	—	- Grain	2.84	2.76	0.08	2.9
2.98	2.16	0.82	38.0	- Coal	3.03	2.07	0.96	46.4
2.35	2.25	0.10	4.4	- Sulphur and fertilizers	2.23	2.24	(0.01)	(0.4)
3.55	3.15	0.40	12.7	- Forest products	3.33	3.05	0.28	9.2
3.45	3.14	0.31	9.9	- Industrial products	3.36	3.02	0.34	11.3
12.73	12.65	0.08	0.6	- Automotive	12.46	12.66	(0.20)	(1.6)
4.21	3.91	0.30	7.7	- Intermodal	4.01	3.79	0.22	5.8
3.44	3.10	0.34	11.0	Freight Revenue per RTM	3.32	3.00	0.32	10.7

				Carloads (thousands)
86.4	78.3	8.1	10.3	- Grain	241.9	228.5	13.4	5.9
91.0	100.2	(9.2)	(9.2)	- Coal	267.9	297.6	(29.7)	(10.0)
46.2	49.8	(3.6)	(7.2)	- Sulphur and fertilizers	155.7	160.5	(4.8)	(3.0)
37.8	41.3	(3.5)	(8.5)	- Forest products	117.5	121.8	(4.3)	(3.5)
71.5	71.4	0.1	0.1	- Industrial products	216.5	213.2	3.3	1.5
37.7	40.9	(3.2)	(7.8)	- Automotive	124.3	131.2	(6.9)	(5.3)
300.0	289.5	10.5	3.6	- Intermodal (including food and consumer)	868.8	870.2	(1.4)	(0.2)

670.6	671.4	(0.8)	(0.1)	Total Carloads	1,992.6	2,023.0	(30.4)	(1.5)

				Intermodal (including food and consumer)
292.9	281.8	11.1	3.9	- Intermodal	845.2	845.9	(0.7)	(0.1)
7.1	7.7	(0.6)	(7.8)	- Food and consumer	23.6	24.3	(0.7)	(2.9)

				Freight Revenue per Carload
$2,208	$2,192	$16	0.7	- Grain	$2,191	$2,051	$140	6.8
2,043	1,378	665	48.3	- Coal	2,054	1,302	752	57.8
2,344	2,199	145	6.6	- Sulphur and fertilizers	2,213	2,189	24	1.1
2,272	2,097	175	8.3	- Forest products	2,154	1,995	159	8.0
1,744	1,577	167	10.6	- Industrial products	1,652	1,508	144	9.5
1,793	1,658	135	8.1	- Automotive	1,763	1,691	72	4.3
992	908	84	9.3	- Intermodal	970	882	88	10.0
$1,582	$1,413	$169	12.0	Freight Revenue per Carload	$1,554	$1,365	$189	13.8

21

				Summary of Rail Data (Page 3)
Third Quarter					Year-to-date
2005	2004 (1)	Variance	%		2005	2004 (1)	Variance	%

				Operations and Productivity

59,510	59,196	314	0.5	Freight gross ton-miles (GTM) (millions)	180,210	175,960	4,250	2.4
30,825	30,579	246	0.8	Revenue ton-miles (RTM) (millions)	93,327	92,024	1,303	1.4
10,730	10,388	342	3.3	Train-miles (thousands)	32,358	30,750	1,608	5.2

2.5	2.7	(0.2)	(7.4)	FRA personal injuries per 200,000 employee-hours	2.4	2.8	(0.4)	(14.3)
1.8	1.9	(0.1)	(5.3)	FRA train accidents per million train-miles	2.0	2.1	(0.1)	(4.8)

3.44	3.10	0.34	11.0	Freight revenue per RTM (cents)	3.32	3.00	0.32	10.7
2.77	2.52	0.25	9.9	Total operating expenses per RTM (2) (cents)	2.71	2.53	0.18	7.1
1.44	1.30	0.14	10.8	Total operating expenses per GTM (2) (cents)	1.40	1.32	0.08	6.1
79.71	74.20	5.51	7.4	Total operating expenses per train-mile (2) (dollars)	78.05	75.63	2.42	3.2

5,546	5,698	(152)	(2.7)	Average train weights (tons)	5,569	5,722	(153)	(2.7)
3,899	3,988	(89)	(2.2)	Average train length (feet)	3,936	4,053	(117)	(2.9)
21.5	23.2	(1.7)	(7.3)	Average train speed – AAR definition (mph)	21.7	22.3	(0.6)	(2.7)

16,880	16,419	461	2.8	Number of active employees at end of period	16,880	16,419	461	2.8
16,959	16,528	431	2.6	Average number of active employees	16,369	16,063	306	1.9
13,827	13,848	(21)	(0.2)	Miles of road operated at end of period (3)	13,827	13,848	(21)	(0.2)

3,509	3,582	(73)	(2.0)	GTMs per average active employee (000)	11,009	10,955	54	0.5
4,304	4,275	29	0.7	GTMs per mile of road operated (3) (000)	13,033	12,707	326	2.6
648	670	(22)	(3.3)	GTMs per active locomotive per day (000)	654	667	(13)	(1.9)

1.13	1.13	—	—	U.S. gallons of fuel per 1,000 GTMs	1.18	1.20	(0.02)	(1.7)
1.62	1.12	0.50	44.6	Average fuel price excluding provincial fuel taxes	1.49	1.04	0.45	43.3
				(U.S. dollar per U.S. gallon)
67.0	66.9	0.1	0.1	Diesel fuel consumed – freight & yard (million U.S. gallons)	212.6	210.7	1.9	0.9
60.15	41.25	18.90	45.8	WTI (US$/bbl – average lagged 1 month, unhedged)	52.92	37.58	15.34	40.8

1.212	1.325	(0.113)	—	Average foreign exchange rate (Canadian$/US$)	1.226	1.331	(0.105)	—
0.825	0.755	0.070	—	Average foreign exchange rate (US$/Canadian$)	0.816	0.751	0.065	—

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Before other specified item.

(3)	Excludes track on which CPR has haulage rights.

22

Canadian Pacific Railway
Management’s Discussion and Analysis
for the three and nine months ended September 30, 2005
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2005. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
October 24, 2005

In this MD&A, references to “our”, “us”, “we” and other similar expressions refer to Canadian Pacific Railway Limited and its subsidiaries. Terms not otherwise defined have the meanings set forth in the Glossary of Terms included at the end of this MD&A.
Strategy and Additional Information
➢	Strategy
Our strategy is to create long-term value for customers, shareholders, communities and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish our strategy by:
i).	Generating quality revenue growth — realizing the benefits of demand growth in bulk, intermodal and merchandise business with targeted infrastructure capacity investments linked to global trade opportunities;
ii).	Improving productivity — leveraging strategic marketing and operating partnerships, executing a scheduled railway (our Integrated Operating Plan), and driving more value from existing assets and resources (improving “fluidity”);
iii).	Continuing to develop a dedicated, professional and knowledgeable workforce — committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and an adequate return on investment.
➢	Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our Website at www.cpr.ca/English/Investors/Financial/default.htm. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
Operating Results
➢	Net Income Results
Net income for the three months ended September 30, 2005, was $203.6 million, up $27.1 million from $176.5 million for the same period in 2004. Net income for the nine months ended September 30, 2005, was $407.5 million, up $123.8 million from $283.7 million for the same nine months in 2004. The increase in net income for the third quarter and first nine months of 2005, compared with the same periods in 2004, was largely due to:
•	higher revenues resulting from increased freight rates, reflecting the benefits of our quality revenue growth strategy; and

•	a reduction in the third quarter of 2005 (discussed further in the MD&A under the sub-heading “Other Specified Items”) to an accrual taken in the fourth quarter of 2004 for environmental contamination costs.
In addition, net income for the first nine months in 2005 increased due to revenue recorded in the first half of 2005, relating to prior years, as a result of an agreement reached with Elk Valley Coal Partnership (“EVC”) (discussed further in this MD&A under the sub-heading “Freight Revenues — Coal”).
The increase to net income was partially offset by:
•	increased costs for compensation and benefits, depreciation and amortization, and income tax expenses (discussed further in this MD&A under the headings “Operating Expenses, Before Other Specified Items” and “Other Income Statement Items”); and

•	inflation.
Fuel costs increased in the third quarter and first nine months of 2005, however, revenue from fuel surcharges and the benefits of hedging resulted in the recovery of almost all of our fuel price increase in the third quarter and year-to-date in 2005.
➢	Operating Income Results
Operating income in the third quarter of 2005 was $283.3 million, an increase of $64.4 million from $218.9 million for the same period in 2004. Operating income for the nine months ended September 30, 2005, was $733.1 million, up $177.6 million from $555.5 million for the same nine months in 2004. The increase was mainly due to:
•	higher revenues resulting from increased freight rates, including an increase to year-to-date operating income for revenue recorded in the first half of 2005, relating to prior years, from the agreement reached with EVC; and

•	a reduction in the third quarter of 2005 (discussed further in this MD&A under the sub-heading “Other Specified Items”) to an accrual taken in the fourth quarter of 2004 for environmental contamination costs.

The increase to operating income was partially offset by:
•	higher costs in the same periods of 2005 for compensation and benefits, and depreciation and amortization; and

•	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses.
➢	Diluted Earnings Per Share
Diluted earnings per share (“EPS”) in the third quarter of 2005 was $1.27, an increase of $0.16 from $1.11 in third-quarter 2004. Diluted EPS in the first nine months of 2005 was $2.54, an increase of $0.75 from $1.79 in the same nine months of 2004. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of our shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. During the second and third quarters of 2005, diluted EPS has benefited from a reduction in the number of shares outstanding as we cancelled shares through our share repurchase plan (as discussed under the heading “Balance Sheet — Share Capital” in this MD&A).
➢	Operating Ratio
Our operating ratio improved to 77.4% in the third quarter of 2005, compared with 77.9% in the same period of 2004. The operating ratio for the first nine months of 2005 improved to 78.3%, compared with 80.7% for the same period in 2004. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.
➢	Effect of Foreign Exchange on Our Earnings
Fluctuations in Foreign Exchange affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. The Canadian dollar strengthened against the U.S. dollar by approximately 9% year-over-year for the third quarter and approximately 8% for the first nine months of 2005, compared with the same periods in 2004. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.21 from $1.33 in the third quarter of 2005 and decreased to $1.23 from $1.33 in the first nine months of 2005, compared with the same periods of 2004. The adjoining table shows the approximate effect of Foreign Exchange on our revenues and expenses in the third quarter and first nine months of 2005. This analysis does not include the effect of Foreign Exchange on balance sheet accounts.

Decrease
in revenues and expenses due
to the impact of Foreign
Exchange rates(1)	For the three	For the nine
(in $ millions, except	months ended	months ended
foreign exchange rate)	September 30,	September 30,
(unaudited)	2005	2005

Average foreign exchange rate	$1.21	$1.23

Freight revenues
Grain	7	19
Coal	3	6
Sulphur and fertilizers	3	10
Forest products	5	13
Industrial products	7	18
Automotive	4	12
Intermodal	8	21
Other revenues	1	2

Total revenues	38	101

Operating expenses
Compensation and benefits	7	20
Fuel	7	19
Materials	1	3
Equipment rents	4	11
Depreciation and amortization	1	4
Purchased services and other	6	15

Total operating expenses	26	72

Operating income	12	29

Other expenses
Other charges	1	1
Interest expense	4	10
Income tax expense, before FX on LTD(1)	2	5

Income, before FX on LTD(1)	5	13

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.
On average, a $0.01 increase in the Canadian dollar, relative to the U.S. dollar, reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had an impact on our operating income in the third quarter and first nine months of 2005 as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to hedge the effects of Foreign Exchange transaction gains and losses and other economic effects on our business. In addition, a portion of our U.S. dollar-denominated long-term debt has been designated as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further under the heading “Financial Instruments” in this MD&A.
We have assumed that the average foreign exchange rate for converting U.S. dollars to Canadian dollars will be $1.23 in 2005. This assumption has been built into our expectations for 2005, discussed in this MD&A.

Non-GAAP Earnings
We present non-GAAP earnings in this MD&A to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior period results of our operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. A reconciliation of income, excluding FX on LTD and other specified items, to net income as presented in the financial statements, is detailed in the table below. In the third quarter and first nine months of 2004 and 2005, there were foreign exchange gains on long-term debt. In the third quarter of 2005 there was one other specified item (discussed further under the sub-heading “Other Specified Items”).
Earnings that exclude FX on LTD and other specified items, as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Summarized statement of consolidated income
(reconciliation of non-GAAP earnings to GAAP earnings)	For the three months		For the nine months
(in millions) (unaudited)	ended September 30		ended September 30
	2005	2004	2005	2004

Revenues	$1,104.7	$989.7	$3,224.7	$2,881.0
Operating expenses, before other specified item(1)	855.3	770.8	2,525.5	2,325.5

Operating income, before other specified item(1)	249.4	218.9	699.2	555.5

Other charges	6.6	8.5	11.3	23.2
Interest expense	50.3	54.9	155.1	166.0
Income tax expense, before income tax on FX on LTD and other specified item(1)	57.6	51.7	173.3	121.2

Income, before other specified item and FX on LTD(1)	134.9	103.8	359.5	245.1

Foreign exchange gains (losses) on long-term debt
FX on LTD — gain	65.4	70.5	45.3	37.2
Income tax on FX on LTD	(17.3)	2.2	(17.9)	1.4

FX on LTD (net of tax)	48.1	72.7	27.4	38.6
Other Specified Item
Special (charge) reduction for environmental remediation	33.9	—	33.9	—
Income tax on other specified item	(13.3)	—	(13.3)	—

Special (charge) reduction (net of tax)	20.6	—	20.6	—

Net income	$203.6	$176.5	$407.5	$283.7

(reconciliation of non-GAAP Diluted EPS to GAAP Diluted EPS) (unaudited)
Diluted EPS, before FX on LTD and other specified item(1)	$0.84	$0.65	$2.24	$1.54
Diluted EPS, related to FX on LTD — net of tax	0.30	0.46	0.17	0.25
Diluted EPS, related to other specified item — net of tax	0.13	—	0.13	—

Diluted EPS, as determined by GAAP	$1.27	$1.11	$2.54	$1.79

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.
➢	Foreign Exchange Gains (Losses) on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses, which are calculated as the Canadian dollar strengthens or weakens relative to the U.S. dollar, are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified item, disclosed above, excludes FX on LTD and its income tax impact from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.

Foreign exchange gains and losses on long-term debt are calculated using the difference in foreign exchange rates at the beginning and at the end of each period. Foreign exchange gains on LTD arose in the third quarter of 2005 and 2004 as the Canadian dollar exchange rate strengthened relative to the U.S. dollar on September 30 of each year compared with the rate on June 30 of the same year. Foreign exchange gains on LTD arose in the first nine months of 2005 and 2004 as the Canadian dollar exchange rate strengthened relative to the U.S. dollar on September 30 of each year compared with the rate on December 31 of the prior year.
Foreign exchange gains on LTD (before tax) was $65.4 million in the third quarter in 2005 and $45.3 million in the first nine months of 2005, compared with foreign exchange gains on LTD (before tax) of $70.5 million in the third quarter of 2004 and $37.2 million in the first nine months of 2004. The changes were due to the effect of Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $10 million.
➢	Other Specified Items
Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify our normal business activities.
As a result of a settlement agreement reached in the third quarter of 2005, we recognized a special charge reduction of $33.9 million (discussed further in this MD&A under the heading “Future Trends, Commitments and Risks — Environmental”) initially taken as a special charge in the fourth quarter of 2004. As part of the settlement we received $3.6 million in cash and were able to reduce an environmental remediation liability related to one of our properties by $30.3 million.
Lines of Business
Volumes
In the third quarter of 2005, compared with the same period in 2004, total carloads were virtually unchanged. In the first nine months of 2005, compared with the first nine months in 2004, total carloads decreased by approximately 30 thousand, or 2%. The decrease was largely due to the strategic reduction of certain low-margin, short-haul traffic (our "quality revenue growth strategy") and targeted growth in higher margin traffic.

RTMs increased 246 million, or 1% in the third quarter of 2005, compared with third-quarter 2004. For the first nine months of 2005, compared with the same period in 2004, RTMs increased by 1,303 million, or 1%. The impact of growth in our grain and international intermodal businesses more than offset the decreases due to strategic reductions."

	For the three months		For the nine months
Volumes	ended September 30		ended September 30
	2005	2004	2005	2004

Carloads (in thousands)
Grain	86.4	78.3	241.9	228.5
Coal	91.0	100.2	267.9	297.6
Sulphur and fertilizers	46.2	49.8	155.7	160.5
Forest products	37.8	41.3	117.5	121.8
Industrial products	71.5	71.4	216.5	213.2
Automotive	37.7	40.9	124.3	131.2
Intermodal
— Intermodal	292.9	281.8	845.2	845.9
— Food and consumer	7.1	7.7	23.6	24.3

Total Intermodal	300.0	289.5	868.8	870.2

Total Carloads	670.6	671.4	1,992.6	2,023.0

Revenue ton-miles (in millions)
Grain	6,357	5,728	18,654	16,992
Coal	6,238	6,392	18,176	18,737
Sulphur and fertilizers	4,601	4,869	15,480	15,674
Forest products	2,420	2,745	7,606	7,963
Industrial products	3,613	3,587	10,629	10,644
Automotive	531	536	1,759	1,753
Intermodal
— Intermodal	6,738	6,367	19,965	19,224
— Food and consumer	327	355	1,058	1,037

Total Intermodal	7,065	6,722	21,023	20,261

Total Revenue ton-miles	30,825	30,579	93,327	92,024

Revenues
Total revenue increases in the third quarter of 2005 and the first nine months of 2005, as compared with the same respective periods in 2004, were achieved through:
•	improved freight rates and fuel surcharge revenues;
•	pursuit of our quality revenue growth strategy; and
•	increased RTMs.
Revenues for the first nine months in 2005 benefited from revenue recorded in the first half of 2005, relating to prior periods, as a result of an agreement reached with EVC (discussed further in this MD&A under the heading “Freight Revenues — Coal”).
These factors more than offset the negative impact of Foreign Exchange on revenues, which amounted to approximately $38 million in third-quarter 2005 and approximately $101 million in the first nine months of 2005.

Revenues
(in millions)	For the three months		For the nine months
(unaudited)	ended September 30		ended September 30
	2005	2004	2005	2004

Grain	$190.8	$171.6	$529.9	$468.7
Coal	185.9	138.1	550.2	387.6
Sulphur and fertilizers	108.3	109.5	344.5	351.3
Forest products	85.9	86.6	253.1	243.0
Industrial products	124.7	112.6	357.6	321.5
Automotive	67.6	67.8	219.2	221.9
Intermodal
— Intermodal	283.9	249.2	803.8	728.7
— Food and consumer	13.7	13.6	38.9	39.0

Total Intermodal	297.6	262.8	842.7	767.7

Total Freight Revenues	$1,060.8	$949.0	$3,097.2	$2,761.7

Other Revenues
— Other intermodal	18.3	15.8	44.7	42.0
— Non-freight and switching	25.6	24.9	82.8	77.3

Total Other Revenues	43.9	40.7	127.5	119.3

Total Revenues	$1,104.7	$989.7	$3,224.7	$2,881.0

Freight Revenues
Freight revenues are earned from transportation of bulk, merchandise and intermodal goods and include fuel surcharges billed to our customers. Our freight revenues were $1,060.8 million for the third quarter of 2005, an increase of $111.8 million, or 12%, from $949.0 million for the same period in 2004. For the first nine months of 2005, our freight revenues were $3,097.2 million, an increase of $335.5 million, or 12%, from $2,761.7 million for the same period in 2004. Freight revenues increased mainly as a result of improved freight rates and fuel surcharge revenues, and pursuit of our quality revenue growth strategy. Year-to-date revenues also increased due to revenue recorded for the EVC agreement which related to prior periods. This increase was partially offset by the negative effect on freight revenues of Foreign Exchange of $37 million for the third quarter of 2005 and $99 million for the first nine months of 2005.
Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of almost all of our fuel price increase in the third quarter and year-to-date in 2005. Fuel surcharges are applied to freight rates.
At September 30, 2005, one customer comprised 14.8% of total revenues and 7.6% of our total accounts receivable. At September 30, 2004, one customer comprised 11.4% of total revenues and 8.1% of our total accounts receivable.
➢	Grain
Grain revenues for the third quarter in 2005 were $190.8 million, an increase of $19.2 million from $171.6 million for the same period in 2004. For the year to date, grain revenues were $529.9 million, an increase of $61.2 million from $468.7 million for the same period in 2004.
Grain revenues increased in the third quarter and year to date of 2005, compared with the same periods in 2004, due to:
•	increased fuel surcharges; and
•	larger volumes as a result of an earlier harvest in 2005 than in 2004.
In addition to the above, year-to-date revenues also increased due to:
•	enhanced preparedness to deal with tough winter weather conditions; and
•	regional grain quality disparities which resulted in longer hauls and increased revenue.
U.S. grain revenues for the third quarter and first nine months in 2005 also increased due to larger volumes resulting from growth in shipments to export markets.
Increases in grain revenues were partially offset by the effect of Foreign Exchange.

➢	Coal
In third-quarter 2005, coal revenues were $185.9 million, an increase of $47.8 million from $138.1 million for the same period in 2004. Coal revenues were $550.2 million for the first nine months of 2005, an increase of $162.6 million from $387.6 million for the first nine months of 2004.
For the third quarter and year to date in 2005, revenues increased largely due to higher freight rates. Coal revenues also increased in the first nine months in 2005 from revenues recorded as a result of the agreement reached with EVC.
Decisions made through our quality revenue growth strategy resulted in decreased U.S. volumes and a minor decrease in revenues, which has been more than offset by higher freight rates and business from new customers.
In the first quarter of 2005, we reached a new agreement with our main coal customer, EVC. Year-to-date coal revenues reported in this MD&A included retroactive amounts owed to us under the agreement, which included increased rates and minimum volumes to be transported. Revenues of approximately $23 million in the first nine months of 2005 are attributable to services we provided to EVC in 2004.
➢	Sulphur and Fertilizers
Sulphur and fertilizer revenues were $108.3 million for the third quarter of 2005, a decrease of $1.2 million from $109.5 million for the same period in 2004. For the first nine months of 2005, these revenues were $344.5 million, a decrease of $6.8 million from $351.3 million for the same nine months in 2004.
The slight decrease in our sulphur and fertilizers revenues for the third quarter of 2005 was mainly due to:
•	the effect of Foreign Exchange; and

•	reduced export potash shipments in the quarter.
The revenue decreases were partially offset by:
•	higher freight rates; and

•	increased volumes of sulphur for the domestic market.
Year-to-date revenues decreased due to:
•	the effect of Foreign Exchange; and

•	reduced domestic shipments of potash as a result of reduced producer inventories, despite increasing production levels, due to strong worldwide demand.
These decreases were partially offset by:
•	higher freight rates;

•	increased export potash shipments, driven by greater demand in East Asia in the first half of 2005.
➢	Forest Products
Forest products revenues remained relatively unchanged at $85.9 million for third-quarter 2005 compared with $86.6 million in third-quarter 2004. Revenues were $253.1 million for the first nine months of 2005, an increase of $10.1 million from $243.0 million for the same period in 2004.
Revenues for the third quarter in 2005 decreased slightly due to:
•	the effect of Foreign Exchange; and

•	reduced volumes as a result of our quality revenue growth strategy.
Increased freight rates and fuel surcharges partially offset these decreases.
Revenues for the first nine months in 2005 increased as higher freight rates and fuel surcharges more than offset:
•	the effect of Foreign Exchange; and

•	reduced volumes as a result of our quality revenue growth strategy.
➢	Industrial Products
For the third quarter of 2005, industrial products revenues were $124.7 million, an increase of $12.1 million from $112.6 million in third-quarter 2004. Our industrial products revenues were $357.6 million for the first nine months of 2005, an increase of $36.1 million from $321.5 million for the same period in 2004.
Revenues for the third quarter and first nine months of 2005 increased as a result of:
•	higher freight rates and increased fuel surcharges; and

•	greater demand for steel and aggregates driven by economic expansion.
The higher industrial products revenues were partially offset by the effect of Foreign Exchange.

Increases in year-to-date revenues were partially offset by lower volumes as a result of reduced demand for plastics in the first half of 2005.
➢	Automotive
In third-quarter 2005, automotive revenues remained relatively unchanged at $67.6 million, compared with $67.8 million for the third quarter in 2004. Revenues were $219.2 million for the first nine months of 2005, a decrease of $2.7 million from $221.9 million for the same period in 2004.
The slight decreases in automotive revenues for third-quarter and year-to-date 2005 were primarily due to:
•	the effect of Foreign Exchange; and
•	a reduction in volumes for domestic producers because of plant downtime and high producer inventories.
These decreases were partially offset by:
•	higher freight rates, including fuel surcharges, and
•	increased long-haul traffic for imported vehicles.
➢	Intermodal
Intermodal revenues were $297.6 million for the third quarter of 2005, an increase of $34.8 million from $262.8 million in third-quarter 2004. For the first nine months of 2005, revenues were $842.7 million, an increase of $75.0 million from $767.7 million for the same period in 2004.
Growth in our international intermodal revenues for third-quarter and year-to-date 2005 was mainly due to:
•	increased freight rates and fuel surcharges;
•	higher volumes at the Port of Vancouver as a result of increasing global trade; and
•	increased compensation for the return of empty containers to port.
In domestic intermodal, revenue growth for the third quarter and year to date in 2005 was due to increased freight rates and fuel surcharges, partially offset by:
•	lower volumes compared to the same periods in 2004 when a strike at a competing railway caused an increase in volumes to CPR; and
•	reduced volumes and revenues as a result of a strategic reduction of our Detroit-Toronto Expressway route.
All increases in intermodal revenues were partially offset by the effect of Foreign Exchange. The increase in international intermodal volumes more than offset the decrease in domestic intermodal volumes.
Our food and consumer group historically has been reported as part of the intermodal business line. However, as a result of changes in our market, management believes it would be more appropriate to include this group with the industrial products business line. The change will occur in the fourth quarter of 2005. Food and consumer revenues remained virtually unchanged at $13.7 million for the third quarter of 2005, compared with $13.6 million in third-quarter 2004. Revenues also remained virtually unchanged at $38.9 million for the first nine months of 2005, compared with $39.0 million for the year to date in 2004.
➢	Expectations for 2005
We continue to anticipate revenue will increase in the range of 12% to 14% for the full-year 2005, compared with 2004. Our 2005 revenue outlook assumes:
•	freight volume growth in the grain and international container businesses;
•	continuation of current positive economic trends in North America and Asia;
•	increased freight transportation rates;
•	fuel surcharges are based on our estimate that the West Texas Intermediate (“WTI”) price will be an average of US$55 per barrel (unhedged) in 2005; and
•	a foreign exchange rate of $1.23.
Our revenue outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. More information on these assumptions and other factors affecting our expectations for 2005 is discussed further under the heading “Forward-Looking Information” in this MD&A.
Other Revenues
Other revenues consist of other intermodal revenues and non-freight and switching revenues. Other revenues for the third quarter of 2005 were $43.9 million, an increase of $3.2 million from $40.7 million for the third quarter in 2004. Other revenues for year-to-date 2005 were $127.5 million, an increase of $8.2 million from $119.3 million for the same period in 2004.
Other intermodal revenues are derived mainly from container storage and terminal service fees. Other intermodal revenues for the third quarter in 2005 were $18.3 million, an increase of $2.5 million from $15.8 million for the same quarter in 2004. These revenues for the first nine months of 2005 were $44.7 million, an increase of $2.7 million from $42.0 million for the same period in 2004. These revenues for the third quarter and first nine months in 2005, which increased due to higher rates for container storage and terminal service fees, were partially offset by a decrease in container storage revenues due to combined efforts with our customers to reduce storage times.
Non-freight and switching revenues are comprised of leasing of certain assets, switching fees, land sales and income from business partnerships. These revenues were $25.6 million in third-quarter 2005, compared with $24.9 million in third-quarter 2004. For the first nine months in 2005 these revenues were $82.8 million, an increase of $5.5 million from $77.3 million for the same period in 2004. For the third-quarter and year-to-date 2005, revenues increased as certain proceeds from passenger transportation were moved to “Other Revenues” from “Operating Expenses” (effective the first quarter of 2005). This increase was partially offset by a portion of “Other Revenues” moved to “Freight Revenue” as a result of the proportionate consolidation of a business partnership. Revenues for the first nine months in 2005 also increased due to increased land sale revenues in the second quarter of 2005.
Freight Revenue per Carload
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.
For the third quarter and first nine months in 2005, total freight revenue per carload increased by $169, or 12%, and by $189, or 14%, respectively. The third-quarter and year-to-date 2005 increases, as shown in the adjoining table, were due to higher freight rates and fuel surcharges, which more than offset the effect of Foreign Exchange as well as reduced carloads and revenues associated with our quality revenue growth strategy. Year-to-date increases in freight revenue per carload for coal also reflected the adjustment for the EVC agreement.

	For the three		For the nine
Freight revenue per carload	months ended		months ended
($) (unaudited)	September 30		September 30
	2005	2004	2005	2004

Total freight revenue per carload	1,582	1,413	1,554	1,365

Grain	2,208	2,192	2,191	2,051
Coal	2,043	1,378	2,054	1,302
Sulphur and fertilizers	2,344	2,199	2,213	2,189
Forest products	2,272	2,097	2,154	1,995
Industrial products	1,744	1,577	1,652	1,508
Automotive	1,793	1,658	1,763	1,691
Intermodal (including Food and consumer)	992	908	970	882

Performance indicators	For the three months ended			For the nine months ended
(unaudited)	September 30			September 30
	2005	2004		2005	2004

Safety indicators
FRA personal injuries per 200,000 employee-hours	2.5	2.7		2.4	2.8
FRA train accidents per million train-miles	1.8	1.9	(1)	2.0	2.1

Volume and productivity indicators
Gross ton-miles (“GTM”) of freight (millions)	59,510	59,196		180,210	175,960
Train-miles (thousands)	10,730	10,388		32,358	30,750
Average train weights (tons)	5,546	5,698		5,569	5,722

Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.13	1.13		1.18	1.20
Average number of active employees	16,959	16,528		16,369	16,063
Miles of road operated at end of period	13,827	13,848		13,827	13,848
Freight revenue per RTM (cents)	3.44	3.10		3.32	3.00

(1)	Restated to reflect current information.
Performance Indicators
Safety Indicators
Safety is a key priority for our management and Board of Directors. We use two key safety indicators, each of which follows strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines:
➢	FRA personal injuries per 200,000 employee-hours rate in the third quarter of 2005 was 2.5, a 7% improvement compared with the same period of 2004. This indicator was 2.4 for the first nine months in 2005, a 14% improvement compared with the same period of 2004. New safety rules we introduced in 2005, including changes in procedures used by train crew personnel to get on and off trains, contributed to the improved safety result.

➢	FRA train accidents per million train-miles rate was 1.8 in the third-quarter and 2.0 year-to-date 2005, compared with 1.9 and 2.1 in the third quarter and first nine months of 2004, respectively. The improvements were due to a decrease in track-related accidents.
Volume and Productivity Indicators
An increase in these measures indicates additional productivity during the period. Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.
Efficiency and Other Indicators
➢	U.S. gallons of fuel per 1,000 GTMs improved 2% in the first nine months of 2005, from the same period in 2004, as a result of utilizing additional fuel-efficient locomotives, improved IOP design and execution and fuel conservation efforts.
➢	Our average number of active employees increased 3% for the third quarter of 2005, compared with the same period in 2004. Hiring of train crews to handle business growth and workers for increased capital program construction (including expansion in our Western corridor) more than offset reductions made under restructuring initiatives.
➢	Freight revenue per RTM increased in the third quarter and first nine months of 2005 primarily due to increases in freight rates, reflecting our quality revenue growth strategy, and fuel surcharge revenues. These increases were partially offset by the effect of Foreign Exchange.
Operating Expenses, Before Other Specified Items
Operating expenses, before other specified items were $855.3 million for the third quarter in 2005, an increase of $84.5 million from $770.8 million for the same period in 2004. These expenses were $2,525.5 million for the first nine months in 2005, an increase of $200.0 million from $2,325.5 million for the same period in 2004. Operating expenses increased due largely to increased costs related to:
•	fuel;
•	higher GTMs;
•	depreciation and amortization;
•	compensation and benefits; and
•	inflation.
These factors were partially offset by a favourable Foreign Exchange impact of approximately $26 million for the third quarter of 2005 and approximately $72 million for the first nine months in 2005.

Operating expenses,
before other specified items
(in millions)
(unaudited)	For the three months ended September 30				For the nine months ended September 30
	2005		2004		2005		2004
	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$344.9	31.2	$305.7	30.9	$998.2	30.9	$932.8	32.4
Fuel	141.9	12.8	109.0	11.0	421.6	13.1	316.6	11.0
Materials	45.4	4.1	41.1	4.1	150.2	4.6	140.4	4.8
Equipment rents	53.8	4.9	52.4	5.3	157.0	4.9	171.9	6.0
Depreciation and amortization	111.3	10.1	102.7	10.4	331.5	10.3	305.0	10.6
Purchased services and other	158.0	14.3	159.9	16.2	467.0	14.5	458.8	15.9

Total	$855.3	77.4	$770.8	77.9	$2,525.5	78.3	$2,325.5	80.7

➢	Compensation and Benefits
Our compensation and benefits expense for the third quarter of 2005 was $344.9 million, an increase of $39.2 million from $305.7 million for the same period in 2004. For the first nine months of 2005, this expense was $998.2 million, an increase of $65.4 million from $932.8 million for the same period in 2004.
For the third quarter and first nine months in 2005, compensation and benefits expenses increased as a result of:
•	higher costs associated with employee incentive compensation (largely due to increased share prices affecting stock-based compensation);

•	increased pension costs;

•	inflation; and

•	selective hiring to handle increased freight volumes.
These increases in compensation and benefits expense were partially offset by lower expenses resulting from labour efficiency initiatives and the positive impact of Foreign Exchange.
The market value of our Common Shares increased by:
•	$17.35 from the value at September 30, 2004, to September 30, 2005;
•	$7.65 from June 30, 2005, to September 30, 2005; and
•	$8.94 from December 31, 2004 to September 30, 2005.
This change in share price caused a corresponding increase in the value of our outstanding stock appreciation rights (“SAR”) and deferred share units (“DSU”). As a result of this increase in share value, compensation and benefits expense increased $14.9 million in the third quarter of 2005, compared with the same quarter in 2004, and increased $23.4 million in the first nine months of 2005, compared with the same period in 2004.
➢	Fuel
Our fuel expense for the third quarter of 2005 was $141.9 million, an increase of $32.9 million from $109.0 million in third-quarter 2004. For the year to date in 2005, fuel expense was $421.6 million, an increase of $105.0 million from $316.6 million for the same period in 2004.
For the third quarter and first nine months of 2005, fuel expense increased due to:
•	higher crude oil prices and refining charges; and
•	greater volumes.
Increases in fuel expense was partially offset by the positive effects of:
•	Foreign Exchange;
•	our fuel hedging program; and
•	fuel conservation measures.
We also have a revenue fuel surcharge program (as discussed in this MD&A under the sub-heading “Freight Revenues”) to help mitigate increases in fuel costs.
➢	Materials
Our materials expense was $45.4 million for the third quarter in 2005, an increase of $4.3 million from $41.1 million for third-quarter 2004. Year-to-date materials expense was $150.2 million for 2005, an increase of $9.8 million from $140.4 million for the same nine-month period in 2004.

Materials expense for the third quarter in 2005 increased due to:
•	increased costs for materials used for repairs and maintenance of track, railcars and locomotives; and
•	higher fuel costs for automobiles and heating of buildings.
These increases were partially offset by the effect of Foreign Exchange and lower costs for materials used for mishap repairs.
➢	Equipment Rents
Our equipment rents expense was $53.8 million in third-quarter 2005, an increase of $1.4 million from $52.4 million for the third quarter in 2004. For the first nine months in 2005, equipment rents expense was $157.0 million, a decrease of $14.9 million from $171.9 million for the same period in 2004.
Equipment rents expense increased in the third quarter of 2005 due mainly to:
•	higher lease costs as a result of lease rate increases as well as additional locomotives and freight cars to handle larger volumes; and
•	a rebate received in the third quarter of 2004 for use of a third party’s freight cars.
These increases were partially offset by:
•	the effect of Foreign Exchange; and
•	lower payments to other railways for the use of their freight cars and locomotives, due to improved movement of traffic on our network.
Equipment rents expense decreased in the first nine months of 2005 due to:
•	the effect of Foreign Exchange;
•	an overall reduction in freight car rental rates paid by us for use of freight cars from other railways;
•	increased compensation received for loading and unloading delays; and
•	favourable adjustments in the first half of 2005 for car rentals pertaining to prior periods.
These decreases were partially offset by higher lease renewal rates for freight cars and locomotives.
➢	Depreciation and Amortization
Our depreciation and amortization expense was $111.3 million for the third quarter in 2005, an increase of $8.6 million from $102.7 million for the same quarter in 2004. This expense was $331.5 million for the first nine months of 2005, an increase of $26.5 million from $305.0 million for the same period in 2004.
The increase for the third quarter and first nine months of 2005 was due largely to:
•	additions to our capital assets; and
•	higher depreciation rates on certain maintenance equipment.
These increases were partially mitigated by the effect of Foreign Exchange and the retirement of assets.
➢	Purchased Services and Other
Our purchased services and other expense was $158.0 million for the third quarter in 2005, a decrease of $1.9 million from $159.9 million for third-quarter 2004. This expense was $467.0 million for the first nine months in 2005, an increase of $8.2 million from $458.8 million for the year to date in 2004.
For the third quarter in 2005, purchased services and other expense decreased due to:
•	the effect of Foreign Exchange;
•	lower joint facility inter-railway costs; and
•	higher recoveries of expenses from third parties;
These decreases were partially offset by:
•	higher costs associated with derailments, mishaps and personal injuries;
•	the movement of certain revenues from passenger transportation to “Other Revenues”; and
•	a change in the estimates used to account for capital projects.
The year-to-date expenses increased in 2005 due to:
•	certain revenues from passenger transportation were moved to “Other Revenues”;
•	a change in the estimates used to account for capital projects; and
•	higher contractor and consulting fees.

These increases in purchased services and other expense were partially offset by:
•	the effect of Foreign Exchange;
•	lower costs associated with derailments, mishaps and personal injuries;
➢	Expectations for 2005
We anticipate operating expenses will increase in the range of 8% to 10% in 2005, compared with 2004. The anticipated increase is due mainly to higher costs for fuel and incentive compensation. Excluding fuel, total operating expenses are expected to increase in the range of 4% to 6% in 2005.
We assume fuel expense will increase by 30% to 33% (including the benefits of hedging but excluding fuel surcharges) in 2005, compared with 2004. The higher fuel expense assumption is based on our estimate that the WTI price will increase to an average of US$55 per barrel (unhedged) in 2005. We also assume that fuel consumption will increase as a result of higher freight volumes. In addition, we assume that compensation and benefits expense will increase due to additional hiring to handle growing freight volumes, inflation and higher pension expense.
Our expense outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. Among these assumptions is that current positive economic trends in North America and Asia will continue. Assumptions and other factors affecting our expectations for 2005 are discussed further under the heading “Forward-Looking Information” in this MD&A.
Other Income Statement Items
➢	Other Charges
Other charges expense was $6.6 million for the third quarter in 2005, a decrease of $1.9 million from $8.5 million for the same period in 2004. Other charges expense was $11.3 million year to date for 2005, a decrease of $11.9 million from $23.2 million for the same nine months in 2004.
The decrease in the third quarter of 2005, compared with the third quarter in 2004, was mainly due to the effect of Foreign Exchange on working capital accounts.
This decrease was offset by:
•	a gain recorded in the second quarter of 2004 on the settlement of our cross-currency fixed-to-floating interest rate swap agreements converting $105 million of fixed-rate debt to U.S. $77.3 million of floating-rate U.S. dollar-denominated debt; and
•	an adjustment of an accrued liability in the third quarter of 2004.
For the first nine months in 2005, compared with the same period in 2004, other charges expense also decreased due to a gain realized when interest rate locks were settled in the first quarter of 2005.
➢	Interest Expense
Our interest expense was $50.3 million for the third quarter in 2005, a decrease of $4.6 million from $54.9 million in third-quarter 2004. This expense was $155.1 million for the first nine months of 2005, a decrease of $10.9 million from $166.0 million for the same period in 2004.
Interest expense decreased in the third quarter and first nine months in 2005, compared with the same periods in 2004, due to:
•	the positive effect of Foreign Exchange; and
•	decreased interest expense as a result of the retirement of the $250 million Medium Term Notes in June 2005.
These decreases were partially offset by an increase in interest from variable-interest debt primarily as a result of an increase in the London Interbank Offered Rate (“LIBOR”). Interest expense also decreased in the first nine months of 2005 as a result of increased interest income due to higher interest rates and higher cash balances during the first half of 2005.
➢	Income Taxes
Income tax expense for the third quarter in 2005 was $88.2 million, compared with $49.5 million for the same three months in 2004. In the first nine months of 2005, income tax expense was $204.5 million, compared with $119.8 million for the same period in 2004. This expense increased mainly due to higher income in the third quarter and first nine months of 2005.

The effective income tax rate for the third quarter of 2005 was 30.2%, compared with 21.9% for third-quarter 2004. The effective income tax rate for year-to-date 2005 was 33.4%, compared with 29.7% for the first nine months of 2004. The normalized rate (income tax rate based on income adjusted for FX on LTD and other specified items) for the third quarter in 2005 was 29.9%, compared with 33.2% for the same period in 2004. The normalized rate for the first nine months in 2005 was 32.5%, compared with 33.1% for the same period in 2004. Capital losses that are no longer available to offset capital gains arising from FX on LTD (discussed below) caused an increase in income tax related to the FX on LTD capital gains and, consequently, an increase to our effective income tax rate.
➢	Expectations for Future Periods
We expect a normalized income tax rate for 2005 of between 32% and 34% (which would be similar to the normalized tax rate for 2004).
A decrease in interest expense is anticipated as a result of our debt repayment in the second quarter of 2005.
In recent years, we have used certain tax loss carryforwards to offset taxable income. We anticipate that these tax loss carryforwards will be exhausted by 2006 and we will have an increase in tax payments.
Beginning in the third quarter of 2005, capital losses were not available to offset unrealized capital gains related to FX on LTD because these capital losses are to be used against other transactions that are expected to create capital gains. As a result, income tax expense relating to FX on LTD capital gains increased in the third quarter of 2005, compared with the same period in 2004. The future income tax expense associated with FX on LTD capital gains is expected to be higher than in previous periods on a year-over-year basis.
Our income tax outlook is based on certain assumptions about events and developments that may or may not materialize, or that may be offset entirely or partially by other events and developments. More information on these assumptions and other factors affecting our expectations for 2005 is discussed further under the heading “Forward-Looking Information” in this MD&A.
Quarterly Financial Data

Quarterly Financial Data
(in millions, except
per share data)	For the quarter ended
(unaudited)	2005			2004				2003(1)
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31

Total revenue	$1,104.7	$1,105.9	$1,014.1	$1,021.9	$989.7	$1,004.7	$886.6	$963.5
Operating income	$283.3	$271.1	$178.7	$161.1	$218.9	$220.6	$116.0	$193.3
Net income	$203.6	$123.2	$80.7	$129.3	$176.5	$83.7	$23.5	$174.0

Basic earnings per share	$1.29	$0.78	$0.51	$0.81	$1.11	$0.53	$0.15	$1.10
Diluted earnings per share	$1.27	$0.77	$0.50	$0.81	$1.11	$0.53	$0.15	$1.09

This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(1) Certain prior period figures have been restated to conform with presentation adopted in 2005.
➢	Quarterly Trends
Volumes of and, therefore, revenues from, certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and the transportation of consumer goods. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.
Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather. During the first and second quarters of 2005, additional revenues were recorded as a result of the agreement reached with our largest coal shipper, EVC (as discussed in the section

“Freight Revenues — Coal” in this MD&A). Operating and net income also increased in these two quarters as a result of this revenue.
The third quarter of 2005 includes a reduction (discussed further in the MD&A under the sub-heading “Other Specified Items”) to an accrual taken in the fourth quarter of 2004 for environmental contamination costs. This reduction increased operating and net income in the third quarter of 2005.
Operating and net income in the fourth quarter of 2004 were negatively affected by a special charge for environmental clean-up costs associated with a property in the U.S. but were positively impacted by the reversal of a portion of a special charge for restructuring that was originally recorded in the second quarter of 2003.
Net income is influenced by seasonal fluctuations in customer demand, including weather-related costs, as well as FX on LTD.
Changes in Accounting Policy
2005 Accounting Changes
The changes in accounting policy disclosed in our MD&A for the year ended December 31, 2004, and the first two quarters in 2005, remain substantially unchanged, except for the following recent developments:
Implicit Leases
The Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issue Committee Abstract (“EIC-150”) “Determining Whether an Arrangement Contains a Lease”, effective for contracts entered into or amended after December 2004. This abstract requires that a contractual arrangement that contains an implicit lease be accounted for in accordance with CICA Handbook Section 3065 “Leases”. An evaluation to determine whether the arrangement contains a lease is required at the inception of the contract to establish whether the purchaser, or lessee, has the right to control the use of a tangible asset. This abstract has not had a material effect on our financial statements.
Earnings per Share
The CICA plans to finalize an amendment to CICA Handbook Section 3500 “Earnings Per Share” in 2005. The amendment, as currently proposed, will require all entities to assume that stock option contracts that may be settled in cash or shares, be settled in shares. Currently, we are assuming that certain stock options will be settled in cash. Adopting the proposed CICA amendment will not materially affect our diluted EPS.
Future Accounting Changes
Financial Instruments and Other Comprehensive Income
Effective January 1, 2007, we will be adopting new accounting rules for financial instruments, hedges and comprehensive income as set out in the CICA Handbook Sections 3855 Financial Instruments — “Recognition and Measurement”, Section 3861 “Financial Instruments — Presentation and Disclosure”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of Comprehensive Income and Accumulated Other Comprehensive Income.
Financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair values while financial instruments such as loans and receivables and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the balance sheet at their fair values, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in a segment of Shareholders’ Equity (on the Consolidated Balance Sheet) called Accumulated Other Comprehensive Income, with any ineffective portions of gains and losses on hedges taken into income immediately. We have not yet determined the impact of these new accounting rules scheduled to be effective in 2007.
Non-Monetary Transactions
We will be adopting new accounting rules for non-monetary transactions effective January 1, 2007. Under the new Canadian GAAP set out in Section 3831 “Non-Monetary Transactions”, all non-monetary transactions with unrelated parties will be recorded at fair market value, except where they lack commercial substance. Transactions with commercial substance are defined generally as transactions that cause future cash flows to change significantly. Currently, we book non-monetary transactions that are not the culmination of the earnings process (as defined by Section 3830) at book value. The change is not expected to have a significant effect on our income.

Consideration Given by a Vendor to a Customer
New accounting rules under EIC 156 for consideration given by a vendor to a customer will be effective January 1, 2006. These may affect the classification of certain considerations given to our customers. The new rules affect the timing and classification of reporting certain sales incentives to customers. The new rules are not expected to have a material impact on our financial results.
Liquidity and Capital Resources
We believe that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
➢	Operating Activities
Cash provided by operating activities was $273.9 million for the third quarter in 2005, an increase of $37.9 million from $236.0 million for the same period in 2004. Year to date, cash provided by operating activities was $711.4 million, an increase of $123.4 million from $588.0 million for the same period in 2004. The increase for the third quarter and first nine months of 2005 was mainly due to a greater amount of cash being generated through earnings and reduced restructuring payments in 2005, compared with the same periods in 2004. The increase in cash was partially offset by an increase in accounts receivable as a result of higher amounts being billed to customers due to increased freight rates and volumes. For the first nine months in 2005, the increase in cash was also partially offset by increased purchases of inventory for our spring and summer track programs and payment of incentive compensation in the first quarter of 2005.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
➢	Investing Activities
Cash used in investing activities was $227.3 million for the third quarter in 2005, an increase of $31.7 million from $195.6 million for the same three months in 2004. For the year to date in 2005, cash used in investing activities was $573.1 million, an increase of $54.7 million from $518.4 million for the same nine months in 2004. The increase in the third quarter and year to date in 2005 was mainly due to increased capital spending (primarily for expansion in our Western Corridor).
Capital spending in 2005 is projected to be approximately $900 million to $920 million. Our 2005 capital spending outlook assumes that capital additions will increase in 2005 from 2004 due to higher track-related investments, which are partly due to the capacity expansion in our Western Corridor and growing freight volumes. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2005).
We intend to finance capital expenditures from free cash flow (discussed below) but may finance some of the capital requirements with new debt, if required. Our decision whether to finance equipment acquisitions through debt will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed below), that is acceptable and comparable to the ratio of other railways, as well as the amount of cash flow we believe we can generate.
➢	Financing Activities
Cash used in financing activities was $91.7 million for the third quarter in 2005, compared with $22.6 million for the same period in 2004. Cash used in financing activities was $404.7 million for the first nine months in 2005, compared with cash provided by financing activities of $118.9 million for the same period in 2004.
For the third quarter of 2005, as compared with the same quarter in 2004, cash from financing activities decreased primarily as a result of payments made to buy back shares under our share repurchase program.
For the first nine months of 2005, the year-over-year decrease in cash was due to:
•	the repayment of $250-million principal amount 7.20% Medium Term Notes, which matured at the end of June 2005;

•	the issuance in 2004 of US$145-million principal amount 5.41% Senior Secured Notes, maturing March 2024, compared with the same period in 2005 when no debt was issued; and

•	payments made to buy back shares under our share repurchase program.
The third-quarter and year-to-date decreases were partially offset by increased proceeds from the issue of shares as a result of stock options being exercised in 2005.
We have available, as sources of financing, credit facilities of up to $540.0 million, as well as an uncommitted amount of US$15 million. We believe we can raise capital, within limits, in excess of these amounts, if required, while maintaining our credit quality in international debt markets. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
In the third quarter of 2005, we purchased 1,329,000 of our Common Shares for an aggregate of $61.7 million. This share repurchase is discussed further under the sub-heading “Share Capital” in this MD&A.
At September 30, 2005, our net-debt to net-debt-plus-equity ratio was 40.7%, compared with 44.8% at September 30, 2004. The change was due primarily to the increase in equity from earnings and the favourable impact of U.S. foreign exchange rates on long-term debt year over year. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage our capital employed so that it retains solid investment-grade credit ratings.
➢	Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of our liquidity and ability to re-invest in the Company. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

Calculation of free cash	For the three		For the nine
(reconciliation of free cash to GAAP cash position)	months ended		months ended
(in millions) (unaudited)	September 30		September 30
	2005	2004	2005	2004

Cash provided by operating activities	$273.9	$236.0	$711.4	$588.0
Cash used in investing activities	(227.3)	(195.6)	(573.1)	(518.4)
Dividends paid on Common Shares	(23.8)	(20.2)	(65.8)	(60.7)

Free cash, after dividends(1)	22.8	20.2	72.5	8.9
Cash (used in) provided by financing activities, before dividend payment	(67.9)	(2.4)	(338.9)	179.6

(Decrease) increase in cash, as shown on the Statement of Consolidated Cash Flows	(45.1)	17.8	(266.4)	188.5
Net cash at beginning of period	131.7	305.4	353.0	134.7

Net cash at end of period	$86.6	$323.2	$86.6	$323.2

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.
We generated free cash after dividends of $22.8 million for the third quarter in 2005, compared with $20.2 million for the same period in 2004. For the first nine months of 2005, we generated positive free cash of $72.5 million compared with $8.9 million for the same nine months in 2004. The increase in free cash for the third quarter and first nine months of 2005 was due largely to the increase in cash generated by operating activities (as discussed previously), partially offset by increased capital spending.
We expect to generate free cash of $50 million to $100 million in 2005, achieved mainly with higher earnings and lower restructuring payments, partially offset by increased capital expenditures. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2005). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which were discussed previously in this MD&A under the headings “Revenues”, “Operating Expenses, Before Other Specified Items”, “Other Income Statement Items” and “Liquidity and Capital Resources”.

Balance Sheet
Assets totalled $10,634.7 million at September 30, 2005, compared with $10,499.8 million at December 31, 2004. The increase was mainly due to:
•	capital additions, most of which were locomotives and track expansion and replacement (especially expansion on our Western corridor); and
•	an increase in accounts receivable as a result of:
i). higher amounts being billed to customers due to increased freight rates and volumes; and

ii). increased amounts to be received for insurance settlements.
These increases were partially offset by a reduction in cash for the repayment of the $250-million principal amount 7.20% Medium Term Notes in the second quarter of 2005.
Our combined short-term and long-term liabilities were $6,388.7 million at September 30, 2005, compared with total liabilities of $6,517.4 million at December 31, 2004. The decrease was mainly due to the reduction in long-term debt as a result of the repayment of the $250-million principal amount 7.20% Medium Term Notes in the second quarter of 2005. This decrease was partially offset by larger future income tax balances as a result of tax on income generated in the first nine months of 2005, and increased trade payables, mainly accrued liabilities for our Western corridor expansion.
At September 30, 2005, our Consolidated Balance Sheet reflected $4,246.0 million in equity, compared with an equity balance of $3,982.4 million at December 31, 2004. The majority of the increase was due to growth in our retained income for the first nine months in 2005.
The information on share capital and dividends in our MD&A for the year ended December 31, 2004, and the first two quarters in 2005, remains substantially unchanged, except for the following recent developments:
➢	Share Capital
At September 30, 2005, 157.3 million common shares (“Common Shares”) and no preferred shares had been issued.
At September 30, 2005, 8.7 million options were outstanding under our Management Stock Option Incentive Plan (“MSOIP”). At September 30, 2005, there were 1.5 million Common Shares available for the granting of future options under MSOIP out of the 11.0 million Common Shares currently authorized. At September 30, 2005, 144,000 options were outstanding under our Directors’ Stock Option Plan (“DSOP”). At September 30, 2005, there were 344,000 Common Shares available for the granting of future options under DSOP out of the 500,000 Common Shares currently authorized. The DSOP was subsequently suspended by our Board of Directors on July 21, 2003. Each option granted under the MSOIP or DSOP can be exercised for one Common Share.
On May 31, 2005, we completed the filings required for a normal course issuer bid to enable us to purchase for cancellation up to 2.5 million of our outstanding Common Shares during the 12-month period from June 6, 2005, to June 5, 2006. The number of shares that may be purchased represents approximately 1.6% of our 158,976,508 Common Shares outstanding on May 25, 2005. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The price that we pay for any shares will be the market price at the time of purchase. The purpose of the purchases is to use surplus funds to mitigate dilution that may occur as a result of the issuance of Common Shares pursuant to the exercise of stock options under our compensation programs. We also believe that the market price of our Common Shares could be such that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. We purchased an aggregate of 1,329,000 Common Shares in the third quarter of 2005 at an average price of $46.49 per share. From June 6, 2005, until September 30, 2005, we have purchased 1,761,000 Common Shares at an average price of $45.77 per share.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by contacting The Office of The Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, telephone: (403) 319-7165 or 1-866-861-4289, fax: (403) 319-6770, or e-mail: Shareholder@cpr.ca.
We are permitted to repurchase an additional 739,000 Common Shares as part of our normal course issuer bid program. The payments to repurchase these shares will be substantially offset by proceeds from the exercise of stock options. The shares are expected to be repurchased during the remainder of 2005 and the first half of 2006.

➢	Dividends
Declared Dividends and Dividend Policy
Dividends of $0.1325 per share were paid on January 31, 2005, and April 25, 2005, to shareholders of record on December 31, 2004, and March 25, 2005, respectively. A dividend of $0.15 per share was paid on July 25, 2005, to shareholders of record on June 24, 2005. On August 3, 2005, our Board of Directors declared a dividend of $0.15 per share payable on October 31, 2005, to shareholders of record on September 30, 2005.
Our Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. We are, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.
Financial Instruments
The information on financial instruments disclosed in our MD&A for the year ended December 31, 2004, and the first two quarters in 2005, remains substantially unchanged, except for the following recent developments:
➢	Interest Rate Management
Interest Rate Swaps
Savings from our swaps reduced “Interest Expense” on our Statement of Consolidated Income by $0.6 million in third-quarter 2005 and by $2.7 million in the first nine months of 2005. An unrealized gain of $3.3 million from these interest rate swaps was calculated based on their fair value at September 30, 2005. The fair value of these swaps has not been recorded on our Consolidated Balance Sheet as these swaps are yet to be settled.
Interest Rate Locks
Interest rate locks were settled in the first quarter of 2005 for proceeds of $5.8 million. The resulting gain of $5.8 million from this terminated hedge was included in “Other Charges” on our Statement of Consolidated Income for the nine months ended September 30, 2005.
At September 30, 2005, “Other Assets and Deferred Charges” on our Consolidated Balance Sheet included unamortized losses of $17.7 million for previously settled interest and treasury rate locks, and “Deferred Liabilities” included an unamortized gain of $8.6 million from interest rate locks. These gains and losses are being amortized over the lives of their underlying debts. “Interest Expense” on our 2005 Statement of Consolidated Income included a net expense amount for the amortization of these gains and losses of $0.7 million for the third quarter and $2.3 million for the first nine months in 2005.
➢	Foreign Exchange Management
Foreign Exchange Forward Contracts
We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At September 30, 2005, we had US$76.1 million of forward sales of U.S. dollars outstanding to be settled in 2005 and 2006. The unrealized loss on these forward contracts, calculated using the trading value of the U.S. dollar on the New York Stock Exchange, was $3.4 million at September 30, 2005. This loss was not included in our financial statements at September 30, 2005, as it remained unrealized at that time. “Freight Revenues” on our Statement of Consolidated Income included realized losses on these foreign exchange forwards of $0.1 million for the third quarter in 2005 and $2.7 million for the first nine months in 2005.
Cash Hedge
We designated in the fourth quarter of 2004 US$70 million of cash as a hedge of our planned purchase of 41 locomotives. In the first quarter of 2005, these locomotives were purchased and the foreign exchange loss of $1.1 million realized on this hedge was included in “Net Properties” on the Consolidated Balance Sheet at September 30, 2005.

➢	Fuel Price Management
Crude Oil Futures
At September 30, 2005, an unrealized gain of $82.1 million was calculated based on the fair value of our swaps, which was derived from the West Texas Intermediate (“WTI”) price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. No unrealized gains have been included in our financial statements for the year to date in 2005.
An unrealized loss of $9.2 million related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forwards at September 30, 2005. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements for the year to date in 2005 as it remained unrealized at that time.
Fuel expense was reduced by $15.3 million for the third quarter of 2005 as a result of $15.8 million in realized gains arising from settled swaps, partially offset by $0.5 million in realized losses arising from the settled foreign exchange forward contracts. For the first nine months of 2005, fuel expense was reduced by $33.3 million as a result of $35.0 million in realized gains arising from settled swaps, partially offset by $1.7 million in realized losses arising from the settled foreign exchange forward contracts.
For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. We have fuel hedges for approximately 34% of our fuel purchases for the remainder of 2005.
Off-Balance Sheet Arrangements
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2004, and the first two quarters in 2005, remains substantially unchanged, except for the following recent developments:
Sale of Accounts Receivable
At September 30, 2005, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (September 30, 2004 - $120.0 million). Our losses on the securitization program of $0.8 million for the third quarter in 2005 (third-quarter 2004 — $0.6 million) and $2.6 million for the first nine months of 2005 (first nine months of 2004 — $2.2 million) were included in “Other Charges” on our Statement of Consolidated Income. We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. We recognized this amount as a retained interest. The fair value of the retained interest at September 30, 2005, was approximately 15% of receivables sold ($18.2 million) and was included in “Accounts Receivable and Other Current Assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated its carrying value as a result of a short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $1,125.8 million for the first nine months of 2005. We have complied with all termination tests during the program.

Contractual Commitments
The accompanying table indicates our known contractual obligations and commitments to make future payments for contracts, such as debt, capital lease arrangements and commercial commitments.

Contractual commitments
at September 30, 2005	Payments due by period
(in millions)		Remainder	1 — 3	3 — 5	After
(unaudited)	Total	of 2005	years	years	5 years

Long-term debt	$2,683.0	$8.0	$178.1	$38.4	$2,458.5

Capital lease obligations	321.4	0.4	14.2	17.6	289.2

Operating lease obligations(1)	588.7	38.6	234.7	118.5	196.9

Supplier purchase obligations	522.6	35.3	151.4	113.2	222.7

Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	885.6	47.1	239.4	193.4	405.7

Total contractual obligations	$5,001.3	$129.4	$817.8	$481.1	$3,573.0

(1)	We have guaranteed residual values on certain leased equipment with a maximum exposure of $221.6 million, primarily in 2006 and beyond. Management estimates that we will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2005 to 2013. Pension payments are not included due to the volatility in calculating them. Pension payments are discussed further under the heading “Future Trends, Commitments and Risks” under the sub-heading “Pension Plan Deficit”.
In the first nine months of 2005, we had the following significant changes to our contractual commitments, other than in the ordinary course of business:
•	in the first quarter of 2005, 41 new locomotives were purchased that were previously on operating lease; and
•	in the second quarter of 2005, we repaid our $250-million principal amount 7.20% Medium Term Notes, reducing our long-term debt commitments.
Future Trends, Commitments and Risks
The future trends, commitments and risks disclosed in our MD&A for the year ended December 31, 2004, and the first two quarters in 2005, remain substantially unchanged, except for the following recent developments:
Capacity Expansion
We continue to work on the expansion of our track network extending from Canada’s Prairie region to the Vancouver gateway. As originally projected, the expansion is expected to be completed in the fourth quarter of 2005 at a cost of approximately $160 million.
Cost Influences
Continuing cost-containment programs are vital to achieving our financial performance targets. We plan to continue eliminating job positions through previously announced and ongoing initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. We expect to continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns.
Crude Oil Prices
Crude oil prices continued to escalate in the first nine months of 2005 and remain volatile due to strong world demand and geopolitical supply disruptions. We will continue to mitigate increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed under the sub-heading “Freight Revenues” in this MD&A) and hedging (discussed under the heading “Financial Instruments” in this MD&A). Currently, we have hedges in place for 34% of our estimated remaining 2005 fuel purchases. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of almost all of our fuel price increase in the third quarter and the year-to-date in 2005.
In addition to the measures we have taken to mitigate the impact of high fuel prices as outlined in our MD&A for the first quarter of 2005, we have agreements in place to purchase 35 hybrid locomotives for freight yard service. These locomotives are expected to consume significantly less fuel and provide environmental benefits by reducing the discharge of oxides of nitrogen and diesel particulates. We expect to receive the locomotives over four years, beginning in September 2005.
Labour Relations
Negotiations commenced in September 2004 with the International Brotherhood of Electrical Workers, which represents signal maintainers. A Memorandum of Settlement was signed on July 6, 2005 and ratified on September 16, 2005.
Negotiations have commenced with the Rail Canada Traffic Controllers and are scheduled to commence in October 2005 with the Canadian Pacific Police Association.
In the U.S., we are party to collective agreements with 29 bargaining units: 15 on our Soo Line Railroad (“Soo Line”) subsidiary and 14 on our Delaware and Hudson Railway (“D&H”) subsidiary.
Soo Line agreements with 13 of our 15 bargaining units were open for renegotiation in November 2004, as were the agreements at the U.S. railway national bargaining table. An agreement with train dispatchers can be reopened in November 2005. Our agreement with yard supervisors extends until the end of 2008. Negotiations have commenced with our track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, and signal repair employees. Negotiations with the Teamsters, representing locomotive engineers, continue after two failed employee ratifications in 2004 and extensive mediation. The parties have agreed to arbitrate a final resolution in November 2005 and we expect the arbitration decision to be rendered by the end of 2005.
D&H has renewed agreements with 10 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, sheet metal workers, electricians and police. Negotiations are continuing with the remaining four bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, and yard supervisors.
We do not anticipate any labour disruptions.
Environmental
We have reached a binding settlement agreement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at a property in the U.S. As a result, the lawsuit against that other party has been dismissed. Under the terms of the settlement agreement, the other responsible party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.
As a result of the settlement agreement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement agreement with the other responsible party became known.
We continue to be responsible for remediation work on portions of the property not addressed by the binding settlement agreement, and continue to retain liability accruals for remaining future expected costs. This work, along with all work addressed under the binding settlement agreement, will be overseen by the State’s voluntary investigation and clean-up program to ensure that all such remaining work at the property is completed in accordance with applicable standards.
Agreements and Contract Negotiations
On June 30, 2004, we entered into a Memorandum of Understanding with Norfolk Southern Railway (“NSR”) in an effort to improve the efficiency of railway operations and enhance rail service to customers in the northeastern U.S. Definitive agreements have been entered into and operations have commenced under agreements which provide for:
•	NSR to provide yard services to us at Buffalo, New York,
•	NSR to haul our traffic between Buffalo and Binghamton, New York,
•	the grant of trackage rights between Binghamton and Saratoga Springs, New York, to NSR by us,
•	we are to haul NSR traffic between Rouses Point, New York, and Saratoga Springs,
•	we are to provide yard services to NSR at Binghamton,
•	the grant of trackage rights over certain NSR lines in the vicinity of Buffalo to us by NSR; and
•	the grant of trackage rights over NSR lines between Detroit, Michigan and Chicago, Illinois.
We are now realizing the benefits and savings from these agreements.

Competition
We encounter competition from other transportation companies, especially North American railways and trucking companies. Competitive price, reliable service and a consistent supply of rail cars are among the main factors in obtaining and retaining customers. As a result, we maintain competitive freight rates and review our prices on a regular basis, adjusting them for market conditions as warranted. We also strive to maintain customer loyalty through proactive customer relationship management and accommodate customer needs through supplying modern, efficient freight cars and providing specialty products, such as grain shuttles. Our IOP aids in maintaining a scheduled railway and drives consistency and reliability, which are our customers’ key service criteria and significantly influence their buying decisions.
Financial Commitments
In addition to the financial commitments mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments	Amount of commitment per period
at September 30, 2005		Remainder	2006 &	2008 &	2010 &
(in millions) (unaudited)	Total	of 2005	2007	2009	beyond

Letters of credit	$334.2	$—	$334.2	$—	$—

Capital commitments(1)	693.4	114.9	373.0	78.8	126.7

Offset financial liability	166.8	166.8	—	—	—

Total commitments	$1,194.4	$281.7	$707.2	$78.8	$126.7

(1)	We have several contracts outstanding with termination payments ranging from $nil to $25.3 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $44.7 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2006 and 2013.
➢	Letters of Credit
Letters of credit of $334.2 million were obtained mainly to provide security to third parties as part of agreements.
➢	Capital Commitments
At September 30, 2005, we had multi-year capital commitments of $693.4 million in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2005 through 2016. These expenditures are expected to be financed by cash generated from operations.
➢	Offset Financial Liability
The Company entered into a bank loan to finance the acquisition of certain equipment. At September 30, 2005, the loan had a balance of $171.2 million, which was offset by a financial asset of $166.8 million with the same financial institution. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
Our defined benefit pension plans’ deficit was $604.3 million at December 31, 2004. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly. We made contributions to the defined benefit pension plans of $32.6 million in the third quarter of 2005 and $67.5 million in the first nine months of 2005.
The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2005. We expect to undergo an updated actuarial valuation as at January 1, 2006. We expect our aggregate pension contributions in 2005 and 2006 to be approximately $300 million, with at least $90 million of this total contributed in 2005. In deriving these amounts, we considered the estimated impact of both of these valuations, along with other factors. The actual aggregate amount required to be contributed in 2005 and 2006 will also depend on our actual experience in 2005 with such variables as investment returns, interest rate fluctuations and demographic changes.
Restructuring
In the second quarter of 2003, we announced a restructuring program to eliminate 820 job positions, which required a labour liability accrual of $105.5 million. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. We eliminated 360 positions by the end of 2003, a further 296 positions by the end of 2004 and 48 positions in the first nine months of 2005. While the timing of final reductions has been somewhat delayed by increased business volumes, the originally targeted 820 reductions are expected to be substantially complete by the end of 2005.
Cash payments for the elimination of these jobs are expected to be $4 million for the remainder of 2005, $5 million in 2006 and a total of $14 million in the remaining years to 2010. We expect to fund these payments from general operations.
The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from our general operations.
Labour liabilities totalling $241.5 million were included in total restructuring liabilities of $247.3 million at September 30, 2005. Labour liabilities totalling $322.9 million were included in total restructuring liabilities of $330.8 million at September 30, 2004.
In the third quarter of 2005, payments made for all restructuring liabilities amounted to $11.6 million, compared with payments of $13.5 million for the same period in 2004. Payments for the third quarter in 2005 relating to the labour liabilities were $11.6 million, compared with $12.8 million for the third quarter in 2004.
In the third quarter of 2005, we established new restructuring initiatives to reduce costs, primarily in administrative areas. These initiatives required our restructuring provision to be increased by $7.4 million. This change was partially offset by a net reduction of $7.2 million, also recorded in the third quarter of 2005, of previously accrued initiatives due to experience gains. Also in the third quarter, we made an adjustment of $30.1 million to our environmental remediation program which was largely due to a settlement agreement reached with another responsible party. This environmental adjustment is discussed further under the heading “Future Trends, Commitments and Risks” in this MD&A.
Also included in the restructuring liabilities were accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $1.2 million in 2005. There were no payments relating to these liabilities in the first nine months of 2005.
We had cash payments related to severance under all restructuring initiatives and to our environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, totalling $16.3 million for the third quarter of 2005 and $42.6 million in the first nine months of 2005, compared with $20.2 million and $58.2 million for the same periods in 2004, respectively. Payments for the remainder of 2005 are estimated to be $37 million.
The total accrued restructuring and environmental liability included in our Consolidated Balance Sheet at September 30, 2005, was $379.4 million, of which $84.3 million was included in “Accounts Payable” and $295.1 million was included in “Deferred Liabilities”.
Critical Accounting Estimates
The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
The critical accounting estimates disclosure in our MD&A for the year ended December 31, 2004, and the first two quarters of 2005, remain substantially unchanged, except for the following recent developments:
➢	Environmental Liabilities
At September 30, 2005, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $132.1 million, of which the long-term portion amounting to $107.3 million was included in “Deferred Liabilities” and the short-term portion amounting to $24.8 million was included in “Accounts Payable and Accrued Liabilities”. Costs incurred under our environmental remediation program are charged against the accrual. Total payments in 2005 were

$4.7 million for the third quarter and $8.0 million for the year-to-date period. The U.S. dollar-denominated portion of the liability was affected by Foreign Exchange, resulting in an decrease in environmental liabilities of $4.9 million in the third quarter of 2005 and $2.7 million in the first nine months of 2005.
➢	Pensions and Other Benefits
Pension liabilities are subject to various external influences and uncertainties, as described under the sub-heading “Pension Plan Deficit”.
At September 30, 2005, “Other Assets and Deferred Charges” on our Consolidated Balance Sheet included prepaid pension costs of $879.3 million. Our Consolidated Balance Sheet also included $3.6 million in “Accounts Receivable and Other Current Assets” for prepaid pension costs, and $0.3 million in “Accounts Payable and Accrued Liabilities” and $1.4 million in “Deferred Liabilities” for pension obligations.
Our obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined. Post-retirement benefits accruals of $167.7 million were included in “Deferred Liabilities”, and post-retirement benefits accruals of $3.6 million were included in “Accounts Payable and Accrued Liabilities” on our September 30, 2005, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on our September 30, 2005, Statement of Consolidated Income. For the third quarter of 2005, pension expense was $10.2 million, consisting of defined benefit pension expense of $9.4 million plus defined contribution pension expense (equal to contributions) of $0.8 million. For the first nine months in 2005, pension expense was $29.6 million, consisting of defined benefit pension expense of $27.2 million plus defined contribution pension expense (equal to contributions) of $2.4 million. Post-retirement benefits expense was $10.8 million for the third quarter and $32.8 million for the year to date in 2005. Combined pension and post-retirement benefits expenses were $21.0 million for the third quarter and $62.4 million for the first nine months of 2005.
➢	Property, Plant and Equipment
The amount of accumulated depreciation was included as a component of “Net Properties” on our September 30, 2005, Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $111.3 million for the third quarter in 2005 and $331.5 million for the first nine months in 2005. At September 30, 2005, accumulated depreciation was $4,750.9 million.
➢	Future Income Taxes
Future income tax expense totalling $86.7 million and $195.6 million was included in income taxes in the third quarter and first nine months of 2005, respectively. At September 30, 2005, future income tax liabilities of $1,574.7 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $69.0 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.
Beginning in the third quarter of 2005, capital losses were not available to offset unrealized FX-on-LTD capital gains. This is discussed further under the heading “Other Income Statement Items” in this MD&A. The capital losses, which had not been used to offset the capital gains related to FX on LTD, were not recorded as a future income tax asset because we were uncertain they could be utilized against a capital transaction. However, during the third quarter of 2005, it became clear that we will likely be able to utilize these capital losses and, therefore, we increased our “Future Income Taxes” asset on our Consolidated Balance Sheet in respect of these losses.
➢	Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on our Consolidated Statement of Income and amounted to $11.3 million for the third quarter and $35.5 million for the first nine months of 2005.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $154.1 million, net of insurance recoveries, at September 30, 2005. The total accrual included $95.6 million in “Deferred Liabilities” and $95.6 million in “Accounts Payable and Accrued Liabilities”, offset by $0.9 million in “Other Assets and Deferred Charges” and $36.2 million in “Accounts Receivable”.

Forward-Looking Information
The forward-looking information disclosure in our MD&A for the year ended December 31, 2004, and the first two quarters of 2005, remain substantially unchanged.
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the last crop year, and is expected to remain stable in the current crop year, after a period of significant drought-induced decline. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in our grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel mitigation program to attempt to offset the effects of high crude oil prices.
In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

Glossary of Terms

“Average number of active employees”	the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by the number of months in the period.

“Average train weight”	the result of dividing GTMs by train-miles. It represents the average total weight of all of our trains operating over our track and track on which we have running rights.

“Carloads”	revenue-generating shipments of containers, trailers and freight cars

“CICA”	Canadian Institute of Chartered Accountants

“CPRL”	Canadian Pacific Railway Limited

“CPR”, “Company”	CPRL and its subsidiaries

Diluted EPS, before FX on LTD and other specified item	a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified item, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 3.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly-owned indirect U.S. subsidiary of CPRL

“DSOP”	CPRL’s Directors’ Stock Option Plan

“EPS”	earnings-per-share

“EVC”	Elk Valley Coal Partnership, our main coal customer

“Foreign Exchange”	the value of the Canadian dollar relative to the U.S. dollar

FRA personal injuries per 200,000 employee-hours	the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents per million train-miles	the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.

“Freight revenue per RTM”	the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	foreign exchange gains and losses on long-term debt

“GAAP”	Canadian Generally Accepted Accounting Principles

“GTMs” or “gross ton-miles”	the movement of total train weight over a distance of one mile (total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives)

Glossary of Terms

“IOP”	our Integrated Operating Plan, the foundation for scheduled railway operations

“LIBOR”	London Interbank Offered Rate

“MD&A”	our Management’s Discussion and Analysis

“Miles of road operated”	the total length of all rail lines over which we operate, excluding track on which we have haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

“MSOIP”	CPRL’s Management Stock Option Incentive Plan

“Operating Ratio”	the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.

“quality revenue growth strategy”	our planned strategic reduction of low-margin, short-haul traffic

“RTMs” or “revenue ton-miles”	the movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly-owned indirect U.S. subsidiary of CPRL

“STB”	U.S. Surface Transportation Board — a regulatory agency with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers

“Train-miles”	a measure reflecting the distance traveled by the lead locomotive on each train operating over our track. An increase in GTMs without a corresponding increase in train-miles indicates higher efficiency.

“U.S. gallons of fuel per 1,000 GTMs”	represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board — a mutual insurance corporation providing workplace liability and disability insurance in Canada

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil

Suite 500 Gulf Canada Square
40 I — 9th Avenue SW Calgary Alberta T2P 4Z4
www.cpr.ca                     TSX/NYSE: CP

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 — 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770
Canadian Pacific Railway
October 25, 2005
Alberta Securities Commission
     Dear Sirs:
EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED SEPTEMBER 30, 2005

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended September 30, 2005. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its consolidated financial statements for the nine months ended September 30, 2005, and in relation to the base shelf prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, dated May 6, 2004, relating to the offering by Canadian Pacific Railway Company of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency.
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(signed) “Donald F. Barnhardt”
Donald F. Barnhardt
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS
The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf prospectus, dated May 6, 2004, relating to the offering of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency, and are based on CPRL’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest and Asset Coverage ratios	September 30	December 31
(times)	2005	2004
Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	4.2	3.4

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	4.5	3.5

Net tangible asset coverage on long-term debt

Before the effect of future income taxes	2.9	2.6

After the effect of future income taxes	2.4	2.2

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
October 25, 2005

To the Alberta Securities Commission
Canadian Pacific Railway
We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 11, 2005, reported to the shareholders of CPRL on the following financial statements incorporated by reference in the short form prospectus of the Company dated May 6, 2004 relating to the sale and issue of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the “prospectus”).
•	Consolidated balance sheets as at December 31, 2004 and 2003; and
•	Consolidated statements of income, retained income and cash flows for each of the years in the three-year period ended December 31, 2004.
The prospectus also incorporates by reference the following unaudited interim financial statements:
•	Consolidated balance sheet as at March 31 2005, June 30, 2005, and September 30, 2005;
•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2005 and 2004; for the three and six month periods ended June 30, 2005 and 2004; and for the three and nine month periods ended September 30, 2005 and 2004.
We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2004. Although we have performed an audit for the year ended December 31, 2004, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2004 and 2003 and the statements of consolidated income, retained earnings and cash flows for each of years in the three-year period ended December 31, 2004 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2004.
We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2005, June 30, 2005, and September 30, 2005 and for the three-month period ended March 31, 2005 and 2004; for the three and six month periods ended June 30, 2005 and 2004; and for the three and nine month periods ended September 30, 2005 and 2004. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.
Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.
This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
Yours very truly,
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R.J. Ritchie, President and Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2005;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
Date: October 25, 2005

Signed: R.J. Ritchie
R.J. Ritchie
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, M.T. Waites, Executive Vice-President and Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2005;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
Date: October 25, 2005

Signed: M.T. Waites
M.T. Waites
Executive Vice-President and Chief Financial Officer